Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

December 15, 2021

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement
    Pruco Life Flexible Premium Variable Annuity Account
    Post-effective Amendment No. 18 to Registration Statement on Form N-4
SEC File Nos. 333-184541 and 811-07325

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff oral comments received on December 1, 2021 to Post-effective Amendment No. 18 to Registration Statement noted above. Included in this submission are a revised prospectus, revised statement of additional information cover page and revised Item 27 of Registration Statement Part C which incorporate the changes described below.

The Staff’s comments regarding the Prudential Defined Income Variable Annuity and our proposed responses are as follows:

1.ISP and Template Filing
Confirm that there is no ISP that’s intended to be used with the contract and indicate whether this registration will be used as a template filing or not for other registrations.

Response: We confirm that this contract will not be using an ISP. This registration will be used as a template filing for Prudential Defined Income Variable Annuity – NY version (333-184542). Registrant will provide Staff with a draft request for template relief in the coming weeks.

Alberto H. Zapata, Esq.
December 15, 2021

2.Cover Page of Prospectus
a.We note that the legend informing investors about internet availability of reports pursuant to the requirements of rule 30(e)(3) is no longer required after 12/31/21. It is your option to either remove it or keep it.

Response: We have removed the disclosure that was formerly required under rule 30(e)(3).

b.The website address included in the second paragraph of the rule 30(e)(3) disclosure has a website address that does not match the website address contained in Appendix A. Please confirm that the correct address is being used.

Response: As we are removing the rule 30(e)(3) language, this is no longer an issue.

3.Key Information Table
a.Please confirm that the Base Contract Charge includes administrative fees.

Response: We confirm that administrative fees are included in the Base Contract Charge.

b.Please confirm that the Minimum Base Contract Charge of 1.90% is correct. The Defined Income Benefit Charge appears to be the minimum at 1.5%. Is there some other charge that is added into the 1.90% that is shown in the table?

Response: We confirm that the Minimum Base Contract Charge of 1.90% is correct. The charge is comprised of the current mortality and expense charge of 0.95%, the administrative fee of 0.15% and the current Defined Income Benefit charge of 0.80% (which is not an optional benefit, as it is included on all contracts).

4.Fee Table section
a.Please confirm that there are no optional benefits that need to be included in the fee table.

    Response: We confirm that this contract does not offer any optional benefits.

b.Confirm that the Example does include the most expensive combination of contract charges.

Response: We confirm that the Example contains the most expensive combination of contract charges.

c.Please complete the Example table in a subsequent filing when the data is available.

Response: The table will be completed in subsequent filing for the 2022 annual update.

d.Consider adding a cross-reference and/or hyperlink to the footnote beneath the Example table to the section explaining the limitation on the ability to annuitize in the first 3 Annuity Years.

Alberto H. Zapata, Esq.
December 15, 2021

Response: We have revised the footnote to cross-reference to the Annuity Options section of the prospectus.

5.Principal Risks
Confirm that all the principal risks associated with any of the optional benefits or other product features have been included.

Response: We confirm that all principal risks have been included.

6.Purchasing Your Annuity
a.In the heading of “General Impact of New Limitation” on the next line, clarify what the new limitations are in the heading or within the paragraph following the heading. Consider whether the first paragraph under the heading of “General Impact of New Limitation” can be redrafted to be a little clearer.

Response: We have removed the “General Impact of New Limitation” section in its entirety. Disclosure from this section that is not elsewhere in the prospectus have been incorporated into the Additional Purchase Payments paragraph included in the “Purchasing Your Annuity” section.

b.Remove the disclosure related to free look procedures to the extent it’s no longer applicable.

Response: We have deleted the ”Right to Cancel” paragraphs discussing the free look procedures.

7.Defined Income Benefit
a.Consider adding “or re-elections” to the end of the first line under the heading of the Defined Income Benefit.

Response: We have revised the sentence to include “or re-elections” and have made a similar revision to the first line under the heading of the “Purchasing Your Annuity” section.

b.Clarify whether the bolded disclosure relating to rate sheets and applications received in Good Order is still accurate and necessary to purchase new sales and elections and update as necessary.

Response: The disclosure has been revised to reflect the necessary changes to make it more accurate given that the contract is no longer sold.

8.Statement of Additional Information
The first page of the statement of additional information references a general website for Prudential. Consider revising the website address to be the website address where the contract documents are posted.

Alberto H. Zapata, Esq.
December 15, 2021

Response: We have revised the website address shown in the statement of additional information to be the landing page for accessing the prospectus.

9.Part C, Item 27
The numbering convention for Item 27 does not appear to be correct. Please revise the numbering of the exhibits to conform to Form N-4.

Response: We have revised the numbering of the exhibits listed under Item 27.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel

PRUCO LIFE INSURANCE COMPANY
Pruco Life Flexible Premium Variable Annuity Account
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777
PRUDENTIAL DEFINED INCOME (PDI) VARIABLE ANNUITY
Flexible Premium Deferred Annuity

This prospectus describes a flexible premium deferred annuity offered by Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, or “us”), which we refer to as the Prudential Defined Income Variable Annuity (“Annuity”). The Annuity provides for the potential accumulation of retirement savings and retirement income through annuitization. The Annuity is intended for retirement or other long-term investment purposes. This prospectus describes all material rights and obligations of Annuity owners under the Annuity contracts.
If you are receiving this prospectus, it is because you currently own the Annuity. The Annuity is no longer offered for new sales.
Please read this prospectus and retain it for future reference.
The Annuity or its investment option and/or features may not be available in all states.
In compliance with U.S. law, Pruco Life delivers this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.
This Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, and is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value.

THIS SECURITY HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at www.investor.gov.

FOR FURTHER INFORMATION CALL 1-888-PRU-2888 OR VISIT: WWW.PRUDENTIAL.COM

Prospectus Dated: [ ], 2022	Statement of Additional Information Dated: [ ], 2022

PDIPROS

(i)

APPENDIX B - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES	B-1
APPENDIX C - DEFINED INCOME BENEFIT SAMPLE CALCULATIONS	C-1

(ii)

GLOSSARY OF TERMS
We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.
Account Value: The total value of all allocations to the Sub-account on any Valuation Day.
Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.
Annuitant: The natural person upon whose life annuity payments are based.
Annuitization: The process by which you direct us to apply the Account Value to one of the available annuity options to begin making periodic payments.
Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the “Latest Annuity Date.”
Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.
Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.
Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.
Contingent Annuitant: The natural person named to become the Annuitant upon the death of Annuitant prior to the Annuity Date. A Contingent Annuitant may be named only in limited circumstances involving an Annuity issued to a Custodial Account or to a tax-qualified retirement plan.
Contingent Deferred Sales Charge (“CDSC”): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.
Custodial Account: A trust or custodial account that qualifies as an individual retirement account as defined in Section 408(a) of the Code, including a Roth IRA that satisfies the definitions in Sections 408(a) and 408A of the Code.
Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claims forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.
Excess Income: All or any portion of a Lifetime Withdrawal that causes cumulative withdrawals in that Annuity Year to exceed the Guaranteed Income Amount for that Annuity Year. Each withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Annuity Years.
First Death: The first of the Spousal Designated Lives to die.
Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Center: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.
Guaranteed Income Amount (“GIA”): This is the annual amount of income you are eligible to receive for life under the Guaranteed Income Amount Option described in the section of the Prospectus titled “Defined Income Benefit.” The initial Guaranteed Income Amount is determined by multiplying the applicable Income Percentage by the Account Value on the Issue Date.
Income Growth Rate: The Income Growth Rate is the guaranteed compounded effective rate of return credited to your Guaranteed Income Amount up until your first Lifetime Withdrawal. The Income Growth Rate is set at Annuity issue, and will not change for the life of your Annuity. The rate is an annual effective rate and compounds daily.
Income Percentage: The Income Percentage is used to determine the Guaranteed Income Amount associated with each Purchase Payment when it is allocated to the Annuity. The percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives on the date each Purchase Payment is allocated to the annuity. The Income Percentages are set at Annuity issue and will not change for the life of your Annuity.
Investment Option: The Sub-account as of any given time to which Account Value may be allocated.
Issue Date: The effective date of your Annuity.

Lifetime Withdrawal: Any withdrawal of assets from your Annuity that you do not designate as a Non-Lifetime Withdrawal under the Guaranteed Income Amount. Once you have taken your first Lifetime Withdrawal from the Annuity, all further withdrawals will be deemed to be Lifetime Withdrawals.
Non-Lifetime Withdrawal: A withdrawal of assets from your Annuity that you elect and designate as such by you.
Owner: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or individual named as having ownership rights in relation to the Annuity.
Portfolio: An underlying mutual fund in which a Sub-account of the Separate Account invests.
Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.
Remaining Designated Life: A natural person who must have been listed as one of the Spousal Designated Lives on the Issue Date. A Spousal Designated Life will become the Remaining Designated Life upon the earlier of the First Death or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect.
Return of Purchase Payment: A feature available if you elected and maintained the single or spousal version of the Defined Income Benefit that, upon the death of the Single Designated Life or the Remaining Designated Life, provides your death benefit will equal the greater of the Account Value or your cumulative Purchase Payments less the effect of withdrawals.
Service Center: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Center at any time, and will notify you in advance of any such change of address. Please see “How to Contact Us” later in this prospectus for the Service Center address.
Separate Account: Referred to as the “Variable Separate Account” in your Annuity, this is the variable Separate Account(s) shown in the Annuity.
Single Designated Life: The natural person who is the measuring life for the Defined Income Benefit that is designated at purchase of the annuity and cannot be changed for the life of the contract.
Spousal Designated Lives: The natural persons who are the measuring lives for the Defined Income Benefit that are designated at purchase of the annuity and cannot be changed for the life of the contract.
Sub-account: A division of the Separate account.
Surrender Value: The Account Value, less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.
Traditional Annuity Payment: A payment under an Annuity Payout Option other than the Guaranteed Income Amount option.
Unit: A share of participation in the Sub-account used to calculate your Account Value prior to the Annuity Date.
Unit Value: Each Variable Sub-account has a separate value for its Units (this is analogous to, but not the same as, the share price of a mutual fund).
Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued, not including any day: (1) trading on the NYSE is restricted; (2) an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or (3) the SEC, by order, permits the suspension or postponement for the protection of security holders.
we, us, our: Pruco Life Insurance Company.
you, your: The Owner(s) shown in the Annuity.

KEY INFORMATION

Important Information You Should Consider About the Contract
Fees and Expenses
Charges for Early Withdrawals
If you withdraw money from the Annuity within 6 years following your last premium payment, you may be assessed a surrender charge. The maximum surrender charge is 7% of the premium payment, and a surrender charge may be assessed up to 6 years after the last premium payment under the Annuity. If you make an early withdrawal, you could pay a surrender charge of up to $7,000 on a $100,000 withdrawal.

For more information on early withdrawal charges, please refer to the "Fees, Charges and Deductions" section of this prospectus.
Transaction Charges	In addition to surrender charges, you may also be charged for other transactions. Charges may be applied to transfers (if more than 20 in an Annuity Year) if we make two or more investment options available under the Annuity or if state or local premium taxes are assessed.
For more information on transaction charges, please refer to the "Fees, Charges and Deductions" section of this prospectus.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Annuity specifications page for information about the specific fees you will pay each year based on the options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract	1.900%*	2.628%*
	Investment options	[0.72]%	0.72%
(Portfolio fees and expenses)
	Optional benefits available for an additional charge	None	None
(for a single optional benefit, if elected)
* Charge based on average daily assets allocated to the Sub-account.
Because your Annuity is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Annuity, the following table shows the lowest and highest cost you could pay each year, based on current charges.
This estimate assumes that you do not take withdrawals from the Annuity, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost	Highest Annual Cost
	$374	$1,074
	Assumes:	Assumes:
	· Investment of $100,000	· Investment of $100,000
	· 5% annual appreciation	· 5% annual appreciation
	· Least expensive Portfolio fees and expenses	· Most expensive combination of optional benefits and Portfolio fees and expenses
	· No optional benefits	· No sales charges
	· No sales charges	· No additional purchase payments, transfers or withdrawals
· No additional purchase payments, transfers or withdrawals
For more information on transaction charges, please refer to the "Fee Table" section of this prospectus.

Risks
Risk of Loss	You can lose money by investing in the Annuity.
For more information on the risk of loss, please refer to the "Principal Risks of Investing in the Annuity" section of this prospectus.
Not a Short-Term Investment	The Annuity is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Annuity is designed to provide benefits on a long-term basis. Consequently, you should not use the Annuity as a short-term investment or savings vehicle. Because of the long-term nature of the Annuity, you should consider whether investing purchase payments in the Annuity is consistent with the purpose for which the investment is being considered.
For more information on the short-term investment risks, please refer to the "Principal Risks of Investing in the Annuity" section of this prospectus.
Risks Associated with Investment Options	An investment in the Annuity is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Annuity, each of which has its own unique risks. You should review the investment option before making an investment decision.
For more information on the risks associated with investment options, please refer to the "Principal Risks of Investing in the Annuity" section of this prospectus.
Insurance Company Risks	An investment in the Annuity is subject to the risks related to Pruco Life. Any obligations, guarantees, or benefits are subject to the claims-paying ability of Pruco Life. More information about Pruco Life is available upon request. Such requests can be made by calling 1-888-PRU-2888.
For more information on insurance company risks, please refer to the "Principal Risks of Investing in the Annuity" section of this prospectus.
Restrictions
Investments	Charges may be applied to transfers if we make two or more investment options available under the Annuity (if more than 20 in an Annuity Year) or if state or local premium taxes are assessed.
Pruco Life Insurance Company reserves the right to remove or substitute Portfolios as investment options.
We may impose limitations on an investment professional's or investment advisor's ability to request financial transactions on your behalf.
For more information on investment and transfer restrictions, please refer to the "Fees, Charges and Deductions" section, "Appendix A," and the "What are Separate Accounts?" section of this prospectus.

Optional Benefits	There are no optional benefits available in this product.
For more information on available benefits under the Annuity, please refer to the "Benefits Available Under the Annuity" section of this prospectus.
Taxes
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Annuity. There is no additional tax benefit if you purchase the Annuity through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax, and may be subject to a 10% additional tax for distributions taken prior to age 59½.

For more information on tax implications, please refer to the "Tax Considerations" section of this prospectus.
Conflicts of Interest
Investment Professional Compensation	Investment professionals may receive compensation for selling the Annuity to investors and may have a financial incentive to offer or recommend the Annuity over another investment. This compensation is paid in the form of commissions, based on your investments in the Annuity.
For more information on investment professional compensation, please refer to the "Who Distributes Annuities Offered By Pruco Life?" section of this prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you an annuity in place of the one you already own. You should only exchange your contract if you determine after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract, rather than continue to own your existing contract. This Annuity is no longer sold.
For more information on exchanges, please refer to the "Who Distributes Annuities Offered By Pruco Life?" section of this prospectus.

OVERVIEW OF THE ANNUITY
The Annuity referenced in this prospectus and applicable riders is no longer available for new sales and re-elections.
The Annuity is a long-term investment designed for long-term retirement purposes because it allows you to accumulate retirement savings and also offers annuity payment options when you are ready to begin receiving income. This Annuity is a “flexible premium deferred annuity.” It is called “flexible premium” because you have considerable flexibility in the timing and amount of premium payments. Generally, investors “defer” receiving annuity payments until after an Accumulation Period. This Annuity may be appropriate for investors accumulating retirement savings on a tax deferred basis and would seek guaranteed income through an annuity payment option.
The Annuity has one Investment Option, the AST Multi-Sector Fixed Income Portfolio, which seeks to maximize total return consistent with the preservation of capital. Unlike many other annuity contracts, the Annuity does not provide a diverse set of investment choices that would provide the option to allocate money among a variety of investment choices with different investment styles, objectives, strategies and risks.
The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee you the ability to take an annual withdrawal amount until the death of a certain designated life (or lives) regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. Payments are available as an income option (the “Guaranteed Income Option”). The Defined Income Benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount, subject to its terms.
While the Defined Income Benefit is in effect, a change in the Owner/Annuitant designations may cause the Defined Income Benefit to terminate, and you would lose all associated benefits. You should carefully consider whether to purchase the Annuity if you anticipate changing the Owner/Annuitant designations. Please see “Change of Owner, Annuitant and Beneficiary Designations” for more information. The Defined Income Benefit is neither optional nor revocable. Please speak to your financial professional for further details.
The Annuity features two distinct phases—the accumulation period and the payout period. We limit additional Purchase Payments to the first 90 days after Issue Date. You can receive income by taking withdrawals or electing Traditional Annuity Payments. Withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge.
If you elect to receive Traditional Annuity Payments, you convert your Account Value into a stream of future payments. This means you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs as described in “Annuity Options” later in this prospectus.
During the payout period (after Annuitization), you can elect to receive annuity payments (1) for life; (2) based on joint lives; or (3) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis. After Annuitization, the Death Benefits and optional benefits described in this prospectus will no longer apply.

FEE TABLE
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Annuity. Please refer to your Annuity specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the Annuity, surrender or make withdrawals from the Annuity, or transfer Account Value between investment options. State premium taxes may also be deducted. These fees and charges are described in more detail within this prospectus in the "Fees, Charges and Deductions" section.

Transaction Expenses
Sales Charge Imposed on Purchases	None
Contingent Deferred Sales Charge (as a percentage of each Purchase Payment)[1]	7.0%
Transfer Fee[2]	$10.00
1    The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. Purchase Payments are withdrawn on a "first-in, first-out" basis.
2    If in the future we make two or more Investment Options available under the Annuity, we may allow transfer privileges and we may impose transfer restrictions and transfer fees after the 20th transfer each Annuity Year.
The following Contingent Deferred Sales Charge percentages apply based on the year of the surrender or withdrawal:

Yr. 0	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7
7.0%	7.0%	6.0%	6.0%	5.0%	5.0%	5.0%	0.0%
The next table describes the maximum fees and expenses that you will pay each year during the time that you own the Annuity (not including Portfolio fees and expenses). Your current fees and expenses may be less than the maximum.
If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Annuity Expenses	Maximum
Administrative Expenses[1] (assessed annually on the Annuity’s anniversary date or upon surrender)	Lesser of $50 or 2% of Account Value
Base Contract Expenses[2] (based on the average daily net assets of the Sub-accounts):	2.60%
1    The Administrative Expense is referred to as "Annual Maintenance Fee" elsewhere in this Prospectus. The Administrative Expense is only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.
2    The Base Contract Expense is referred to as "insurance charge" elsewhere in this Prospectus. The Base Contract Expenses includes the maximum charge of 1.50% for the Defined income Benefit. The charge for the Defined Income Benefit covers the Guaranteed Income Amount Option and will continue to apply until the Annuity is fully surrendered, a death benefit is payable, or Traditional Annuity Payments begin.
3    The Defined Income Benefit Charge may be increased one or more times on or after the 7th anniversary of the Issue Date up to the maximum annual rate of 1.50%. We will notify you in advance of any change to the charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions
The next item shows the maximum total operating expenses charged by the Portfolio that you may pay periodically during the time that you own the Annuity. More information about the Portfolio, including it's annual expenses, may be found in Appendix A of this prospectus.

Annual Portfolio Expenses
(expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	Maximum
0.72%
Example
These Examples are intended to help you compare the cost of investing in the Annuity with the cost of investing in other variable annuity contracts. These costs include Transaction Expenses, Annual Annuity Expenses, and Annual Portfolio Expenses.
The Example assumes that you invest $100,000 in the annuity contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and the maximum Annual Portfolio Expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Assuming Total Annual Portfolio Operating Expenses of the Available Portfolio
	1 Year	3 Years	5 Years	10 Years
If you surrender your annuity at the end of the applicable time period:	$1,074	$1,733	$2,409	$3,920
If you annuitize your annuity at the end of the applicable time period: [1]	$374	$1,133	$1,909	$3,920
If you do not surrender your annuity:	$374	$1,133	$1,909	$3,920
1 Your ability to annuitize in the first 3 Annuity Years may be limited. For more information, please refer to the "Annuity Options" section of this prospectus.

PRINCIPAL RISKS OF INVESTING IN THE ANNUITY
The risks identified below are the principal risks of investing in the Annuity. The Annuity may be subject to additional risks other than those identified and described in this prospectus.
Risks Associated with Variable Investment Options. You take all the investment risk for amounts allocated to the Sub-account, which invests in the Portfolio. If the Sub-account increases in value, then your Account Value goes up; if it decreases in value, your Account Value goes down. How much your Account Value goes up or down depends on the performance of the Portfolio in which your Sub-account invests. We do not guarantee the investment results of any Portfolio. An investment in the Annuity is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the Portfolio which has its own unique risks.
Insurance Company Risk. No company other than Pruco Life has any legal responsibility to pay amounts that Pruco Life owes under the Annuity. You should look to the financial strength of Pruco Life for its claims-paying ability. Pruco Life is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect Pruco Life and our ability to conduct business and process transactions. Although Pruco Life has business continuity plans, it is possible that the plans may not operate as intended or required and that Pruco Life may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Possible Adverse Tax Consequences. The tax considerations associated with the Annuity vary and can be complicated. The tax considerations discussed in this prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Before making a Purchase Payment or taking other action related to your Annuity, you should consult with a qualified tax adviser for complete information and advice. For example, distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. In addition, if you take a distribution prior to the taxpayer’s age 59½, you may be subject to a 10% additional tax in addition to ordinary income taxes on any gain.
Possible Fees on Access to Account Value. We may apply fees if you access your Account Value during the Accumulation Period or surrender your Annuity. For example, in addition to possible tax consequences discussed above, you may incur fees for accessing your Account Value such as a Contingent Deferred Sales Charge, Annual Maintenance Fee, Tax Charge.
Not a Short-Term Investment. The Annuity is not a short-term investment vehicle and is not an appropriate investment for an investor who needs ready access to cash. The Annuity is designed to provide benefits on a long-term basis. Consequently, you should not use the Annuity as a short-term investment or savings vehicle. Because of the long-term nature of the Annuity, you should consider whether investing Purchase Payments in the Annuity is consistent with the purpose for which the investment is being considered.
Effect of Withdrawals on Benefits. A withdrawal may reduce the amount of your Benefit on more than a dollar for dollar basis.
Death Benefit Risk. While each Annuity provides a Death Benefit, the amount of that benefit is subject to investment gains and losses and is reduced for any withdrawals you take.
Risk of Loss. All investments have risks to some degree and it is possible that you could lose money by investing in the Annuity. An investment in the Annuity is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

INVESTMENT OPTION
WHAT IS THE INVESTMENT OPTION?
The AST Multi-Sector Fixed Income Portfolio is the only Investment Option available under the Annuity. Please refer to Appendix A for certain information regarding the Portfolio, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.), (iii) its investment adviser and any sub-adviser, (iv) current expenses, and (v) performance. There is no guarantee that the underlying Portfolio will meet its investment objective. The Portfolio has issued a prospectus that contains more detailed information about the Portfolio. The prospectus for the Portfolio can be found online at https://www.prudential.com/personal/annuities/annuity-prospectuses. You can also request this information at no cost by calling 1-888-PRU-2888.

FEES, CHARGES AND DEDUCTIONS
The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the insurance charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the insurance charge. To the extent we make a profit on the insurance charge, such profit may be used for any other corporate purpose.
The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.
With regard to charges that are assessed as a percentage of the value of the Sub-account, please note that such charges are assessed through a reduction to the Unit Value of your investment in the Sub-account, and in that way reduce your Account Value.
Insurance Charge: We deduct an insurance charge daily based on the annualized rate shown in the “Fee Table” section in this prospectus. The charge is assessed against the assets allocated to the Sub-account. The insurance charge is the combination of the Mortality & Expense Risk Charge, the Administration Charge and the Defined Income Benefit Charge. The insurance charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity’s Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons to whom we guarantee annuity payments will live longer than our assumptions. The charge also covers our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. The charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Finally, the charge compensates Pruco Life for providing the insurance benefits provided under the Defined Income Benefit, Guarantee Payments, and the Return of Purchase Payments Death Benefit.
The Defined Income Benefit Charge: As described in the “Fee Table” section in this prospectus, the Defined Income Benefit Charge can be increased one or more times at any time on or after the 7th anniversary of your Issue Date up to the maximum amount reflected therein. We will notify you in advance of any change in the Charge. You will have the option of refusing any charge increase.
If you elect to opt-out of the charge increase, your Guaranteed Income Amount will be permanently reduced by 5% on the next anniversary of your Issue Date, and the Defined Income Benefit Charge will continue at the present rate.
If you wish to opt-out, you must notify us within the stated time period described in our notice to you. When we receive your opt-out request, we will send you a form confirming the estimated dollar amount of the 5% Guaranteed Income Amount reduction. If, at that time, you would still like to elect the opt-out, you must sign and return the form to us at our Service Center in Good Order. Please keep in mind that opting out of the charge increase will have a negative impact to your Guaranteed Income Amount. You may want to consult with your financial professional to determine whether opting out is in your best interest.
Also, please keep in mind that while you are receiving your Guaranteed Income Amount its value remains constant, however the amount deducted from your Account Value for the insurance charge may vary due to fluctuations of your Account Value.
If you are receiving this prospectus as a current owner having purchased the Annuity prior to April 28, 2014, the ability to opt-out of a charge increase is not provided for in your contract. For these contracts, the fee shall not be increased unless and until an amended rider is provided to the contract owner. Notwithstanding this, if we decide to increase the charge, we will make the opt-out available to contract owners who purchased prior to April 28, 2014.
The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, the Defined Income Benefit Charge will no longer be assessed. We will not refund any charges you have paid.
Benefits Available Under the Annuity. For information about the benefits available under the Annuity and their corresponding charges, please refer to page 35 of this prospectus.
Fees and Expenses Incurred by the Portfolio: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by the Portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectus for the Portfolio.
Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee compensates us for administrative and operational costs in connection with the Annuity, such as maintaining our internal systems that support the Annuity. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of the most recently assessed Annual Maintenance Fee. The fee is taken from the Sub-account. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.

Contingent Deferred Sales Charge (“CDSC”): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply.

Yr. 0	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7
7.0%	7.0%	6.0%	6.0%	5.0%	5.0%	5.0%	0.0%
With respect to a partial withdrawal, we calculate the CDSC by assuming that partial withdrawals are taken from Purchase Payments on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). The CDSC calculation is applied to the Purchase Payments as they are being withdrawn. For example, assume you purchase your Annuity with a $75,000 initial Purchase Payment and you make no additional Purchase Payments for the life of your Annuity. Also assume that two years after the purchase, your Account Value is $85,000 ($75,000 of Purchase Payment plus $10,000 of investment gain) and you take a Non-Lifetime Withdrawal of $50,000. The $50,000 Non-Lifetime Withdrawal would be taken from your $75,000 Purchase Payment and the CDSC would be assessed against the same amount - $50,000 x 0.06 = $3,000. If the Non-Lifetime Withdrawal had exceeded the available Purchase Payments, any remaining withdrawal amounts would have been taken from gains. CDSC is not assessed against Lifetime Withdrawals, as described below.
You can request a partial withdrawal as either a “gross” or “net” withdrawal. In a “gross” withdrawal, you request a specific withdrawal amount with the understanding that the amount you actually received is reduced by any applicable CDSC or tax withholding. Therefore you may receive less than the dollar amount you specify. In a “net” withdrawal, you request a withdrawal for an exact dollar amount with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. To illustrate, after taking the $50,000 withdrawal described in the example above, and without considering any CDSC or tax withholding, $25,000 would remain of your initial Purchase Payment. But due to the $10,000 in gains prior to the withdrawal, your Account Value would be $35,000 ($85,000 Account Value less the $50,000 withdrawal). If you had asked for a gross withdrawal, you would have received less than the $50,000 you withdrew, because we would have deducted the $3,000 CDSC plus any applicable tax withholding from the requested $50,000. While the amount you actually received would be lower, your Account Value would remain at $35,000. If you had asked for a net withdrawal, however, you would have received the full $50,000, but your Account Value would be lower than $35,000 because we would have deducted the $3,000 CDSC plus any applicable tax withholding from your Account Value.
Under the Defined Income Benefit, Non-Lifetime Withdrawals, excluding those designated as Required Minimum Distributions, are subject to any applicable CDSC, as described above. Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Guaranteed Income Amount are not subject to a CDSC. However, each withdrawal of Excess Income under the Defined Income Benefit is subject to any applicable CDSC. Withdrawals of Excess Income will reduce the benefits under the Defined Income Benefit. (Please see the “Defined Income Benefit” and “Death Benefit” sections of this prospectus for information on the impact of withdrawals of Excess Income.) Please be aware that under the Defined Income Benefit: (a) for a gross withdrawal, if the amount requested exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income.
Upon surrender, we calculate a CDSC based on any Purchase Payments that remain in your Account Value on the date of the surrender (and after all other withdrawals have been taken). If you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance, the Purchase Payments being withdrawn may be greater than your remaining Account Value. Consequently, a higher CDSC may result than if we had calculated the CDSC as a percentage of remaining Account Value.
We may waive any applicable CDSC under certain circumstances described below in “Exceptions/Reductions to Fees and Charges.”
Tax Charge: Some states, municipalities and other jurisdictions charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax from Purchase Payments when received, from Surrender Value upon surrender, or from Account Value upon Annuitization. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Sub-account equal to any taxes which may be imposed upon the Separate Account. “Surrender Value” refers to the Account Value less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.
Company Taxes: We will pay company income taxes on the taxable corporate earnings created by this separate account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for taxes, and we may charge for taxes in the future. We reserve the right to impose a charge for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the administration of the Contract, including any tax imposed with respect to the operation of the Separate Account or General Account.
In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity. We reserve the right to change these tax practices.
TRADITIONAL ANNUITY PAYMENT OPTION CHARGES
If you select a fixed payment option shown in the section of this prospectus titled “Traditional Annuity Payment Options,” upon Annuitization, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total insurance charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

PURCHASING YOUR ANNUITY
The Annuity referenced in this prospectus is no longer available for new sales and re-elections.
REQUIREMENTS FOR PURCHASING THE ANNUITY
We may apply certain limits, restrictions, and/or underwriting standards as a condition of our issuance of the Annuity and/or acceptance of Purchase Payments. The conditions described below were in effect at the time the Annuity was last available for sale.
Your financial professional is required to complete annuity training prior to soliciting an application for an annuity product. If your annuity application was submitted prior to your financial professional fulfilling the applicable annuity training requirements, your application will be returned and the annuity product will need to be re-solicited. If the annuity training is not completed within five (5) Valuation Days from the date your initial Purchase Payment is received by Prudential in Good Order and we do not have your consent to retain the Purchase Payment, we will return your Purchase Payment and your Annuity will not be issued.
Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity we must receive the application, in Good Order, while the Single Designated Life or Spousal Designated Lives, each, are not younger than 45 or older than age 85. The broker-dealer firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above – check with the broker-dealer firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.
Initial Purchase Payment: We no longer allow new purchases of this Annuity. An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order and in an amount sufficient to issue your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered Additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $25,000.
We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments with respect to this Annuity and all other annuities owned by the new Owner would equal or exceed that $1,000,000 threshold. We may limit additional Purchase Payments under other circumstances, as explained in “Additional Purchase Payments,” below.
Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers (if applicable), partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.
Additional Purchase Payments: Effective December 31, 2020, additional Purchase Payments are no longer permitted after the first 90 days of contract issuance. This means that you will no longer be able to increase the values associated with your benefit through additional Purchase Payments.
Previously, we allowed Purchase Payments to the Annuity within the first year provided the Account Value has not been reduced to zero. Additional Purchase Payments are subject to the maximum total Purchase Payment amount of $1,000,000 as noted above, and a minimum amount of $100. Purchase payments are not permitted on or after the Annuity Date.
During the time you are permitted to make additional Purchase Payments to the Annuity, on a non-discriminatory basis, we may limit, restrict, suspend or reject any Purchase Payment: (i) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Guaranteed Income Amount is being increased in an unintended fashion. A factor we will use in making a determination as to whether an action is designed to increase the Guaranteed Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s); and (ii) if the Income Percentages and/or Income Growth Rates have changed for new purchasers of the Annuity.
If we exercise this right to limit your Purchase Payment(s), your ability to invest in your Annuity, increase your Account Value and, consequently, increase your Guarantee Income Amount or death benefit will be limited. This would also impact your ability to make annual contributions to certain qualified plans. When you purchase this Annuity and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject or limit additional Purchase Payments at some point in the future.
While the Annuity is offered in tax-qualified markets that have annual contribution limits under the Code, please note that this Annuity does not allow for additional Purchase Payments after the first 90 days. Please see the Tax Considerations section for additional information on these contribution limits.
Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.
Currently, we will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships and endowments. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated Annuitant. You may name as Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue Annuities to grantor trusts with more than two grantors and we will not permit co-grantors to be designated as either joint Annuitants during the Accumulation Period or Contingent Annuitants.
Where the Annuity is owned by a grantor trust, the Annuity must be distributed within 5 years after the date of death of the first grantor’s death under Section 72(s) of the Code. If a non-Annuitant grantor predeceases the Annuitant, the Surrender Value will be payable. The Surrender Value will be payable to the trust and there is no Death Benefit provided under the Annuity except as otherwise described below. Between the date of death of the non-Annuitant grantor and the date that we distribute the Surrender Value, the Account Value may be reduced by the insurance charge and may be subject to fluctuation in value due to the investment performance of the Sub-account. If the Annuitant dies after the death of the first grantor, but prior to the distribution of the Surrender Value of the Annuity, then the Death Benefit amount will be payable as a lump sum to the Beneficiary(ies).
We may issue an Annuity in ownership structures where the Annuitant is also the participant in a Qualified or Nonqualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. Further, please be aware that we do not provide administrative services for employer sponsored plans, and may limit the number of plan participants that may elect to use our Annuity as a funding vehicle.
Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your financial professional’s broker-dealer firm. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.
SETTING UP YOUR ANNUITY
If you elect the Single version of the Defined Income Benefit:
Single Designated Life: If the Owner is a natural person, the Owner must also be the Annuitant and the Single Designated Life. If the Owner is an entity that we permit, the Annuitant must be the Single Designated Life. You may not name multiple Owners if a Single Designated Life is listed in the Schedule Supplement.
If you elect the Spousal version of the Defined Income Benefit:
Spousal Designated Lives: Such persons must be each other’s Spouse on the Issue Date. If the Owner is a natural person, he/she must be the Annuitant, and one of the Spousal Designated Lives. The sole primary Beneficiary must be the other Spousal Designated Life for as long as the first Spousal Designated Life Owner is alive. If two Owners are named, each must be a Spousal Designated Life. No additional Owners may be named. While both Spousal Designated Lives are alive, each Owner must be designated as the other Owner’s primary Beneficiary. If the Owner is an entity that we permit, the Annuitant must be a Spousal Designated Life, and the Annuitant’s Spouse must be the other Spousal Designated Life. This benefit cannot be utilized when the Owner is an entity unless we allow for the continuation of the Annuity and the Defined Income Benefit by the Remaining Designated Life after the First Death.
Remaining Designated Life
A Remaining Designated Life must be a natural person and must have been listed as one of the Spousal Designated Lives on the Issue Date. A Spousal Designated Life will become the Remaining Designated Life on the earlier of the First Death, or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect. In the event of the divorce of the Spousal Designated Lives, and the resulting removal of one of the Spousal Designated Lives as an Owner, Annuitant or Beneficiary under the Annuity, the other Spousal Designated Life will become the Remaining Designated Life under the Defined Income Benefit if we receive notice of the divorce, and any other documentation we require, in Good Order, at our Service Center. Any new Beneficiary(ies) named by the Remaining Designated Life will not be a Spousal Designated Life.
General Information Regarding Owner, Annuitant and Beneficiary Designations: The selections you make for these designations are dependent upon your decision to purchase lifetime income for your life or your and your spouse’s lives.
▪Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if both Owners instruct us in a written form that we find acceptable to allow one Owner to act independently on behalf of both Owners, we will permit one Owner to do so. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for additional information regarding the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).
▪Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of “Considerations for Contingent Annuitants” in the Tax Considerations section of the prospectus.
▪Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary’s relationship to you. If you use a class designation in lieu of designating individuals (e.g. “surviving children”), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. For Annuities that designate a custodian or a plan as Owner, the custodian or plan must also be designated as the Beneficiary. If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract, unless you elect an alternative Beneficiary designation.
Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.
Please see “Tax Considerations” for information on the effect of applicable law if you are in a civil union, domestic partnership or same-sex marriage.

MANAGING YOUR ANNUITY
CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS
Subject to the limitations described below, in general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective upon receipt at our Service Center. As of the Valuation Day we receive an ownership change, including an assignment, any withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Center.
While the Defined Income Benefit is in Effect
If you have the Single version of the Defined Income Benefit, any change of the Annuitant under the Annuity will result in the cancellation of the Defined Income Benefit. Similarly, any change of Owner will result in cancellation of the Defined Income Benefit, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that satisfies our administrative ownership guidelines.
If you have the Spousal version of the Defined Income Benefit, a change to the Owner or Annuitant will result in the cancellation of the Defined Income Benefit in all cases, except as follows: (a) if one Owner dies and the Remaining Designated Life assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however, if the Beneficiary is changed, the benefit may not be eligible to be continued upon the First Death. If the Spousal Designated Lives divorce, the Defined Income Benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new Spousal Designated Life upon re-marriage.
If the Defined Income Benefit Terminates
If the Defined Income Benefit terminates, you would lose all guarantees provided by the Defined Income Benefit, and thus the ability to withdraw the Guaranteed Income Amount and receive the Death Benefit with the Return of Purchase Payments Amount. We will cease to deduct the Defined Income Benefit charge after the Benefit terminates. However we will not refund any Defined Income Benefit charges previously assessed. If the Defined Income Benefit terminates, you will not be able to re-elect the benefit later. If the Defined Income Benefit terminates, you will still have the right to annuitize the Account Value. Depending on the tax status of the annuity, you may receive tax deferral prior to Annuitization. You should carefully consider purchasing the Annuity if you anticipate changing the Owner/Annuitant designations. You may name a new Beneficiary(ies), subject to the other limitations on Beneficiary designations noted above with respect to Spousal Designated Lives and a Remaining Designated Life. However, such new Beneficiary(ies) will not be a Spousal Designated Life, and would therefore result in the Defined Income Benefit terminating at the death of the Remaining Designated Life.
In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the Annuitant or Contingent Annuitant. We accept assignments of nonqualified Annuities only. We will reject the following proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity:
•a new Annuitant prior to the Annuity Date if the Owner is an entity;
•a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;
•a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, or grantor trusts with more than two grantors; and
•a new Annuitant for an Annuity issued to a grantor trust where the new Annuitant is not the oldest grantor of the trust.
We will also reject a proposed change where the proposed Owner, Annuitant, Beneficiary or assignee is any of the following:
•a company(ies) that issues or manages viatical or structured settlements;
•an institutional investment company;
•an Owner with no insurable relationship to the Annuitant or Contingent Annuitant (a “Stranger-Owned Annuity” or “STOA”); or
•a change in designation(s) that does not comply with or that we cannot administer in compliance with Federal and/or state law.
We will implement this right on a non-discriminatory basis and to the extent allowed by state law, but are not obligated to process your request within any particular time frame.
Spousal Designations
If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract unless you designate a different Beneficiary. Note that any division of your Annuity due to divorce will be treated as a withdrawal and CDSC may apply. If CDSC is applicable, it cannot be divided between the owner and the non-owner ex-spouse. The non-owner ex-spouse may decide whether he or she would like to use the withdrawn funds to purchase a new Annuity that is then available to new contract owners. Depending upon the method used for the division of the Annuity, the CDSC may be applied to the existing or new Annuity. Please consult with your tax adviser regarding your personal situation if you will be transferring or dividing your Annuity pursuant to a divorce.

The federal and state tax law provisions applicable to an opposite sex spouse will also apply to a same sex spouse. Please note that a civil union or registered domestic partnership is generally not recognized as a marriage.
Please consult with your tax or legal adviser before electing the Spousal Benefit for a domestic partner or civil union partner.
Contingent Annuitant
Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no death benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (or any successor Code section thereto) (“Custodial Account”).
Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity.
See “Death Benefit – Spousal Continuation of Your Annuity” for more information about how the Annuity can be continued by a Custodial Account.

ACCESS TO YOUR ACCOUNT VALUE
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. The minimum amount for each partial withdrawal is $100. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. Cumulative Lifetime Withdrawals within an Annuity Year that are less than or equal to the Guaranteed Income Amount are not subject to a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, and any Tax Charge that applies. Each of these types of distributions is described more fully below.
SYSTEMATIC WITHDRAWALS FROM YOUR ANNUITY DURING THE ACCUMULATION PERIOD
Our systematic withdrawal program is an administrative program designed for you to withdraw a specified amount from your Annuity on an automated basis at the frequency you select. This program is available to you at no additional charge. We may cease offering this program or change the administrative rules related to the program at any time on a non-discriminatory basis.
You may not have a systematic withdrawal program, as described in this section, if you are receiving substantially equal periodic payments under Sections 72(t) and 72(q) of the Code or Required Minimum Distributions.
You may terminate your systematic withdrawal program at any time. Ownership changes to, and assignment of, your Annuity will terminate any systematic withdrawal program on the Annuity as of the effective date of the change or assignment. Requesting partial withdrawals while you have a systematic withdrawal program may also terminate your systematic withdrawal program as described below.
Systematic withdrawals are made from your Account Value. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.
The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.
Systematic Withdrawals based on the charge free amount may be available, but only if the contract is still within the surrender charge period. The withdrawals will be calculated based only on the Purchase Payments that are still subject to CDSC.
If you elect to receive Lifetime Withdrawals using our systematic withdrawal program, please be advised of the current administrative rules associated with this program:
•If you have or establish a new systematic withdrawal program for an amount less than, or equal to, your Guaranteed Income Amount and we receive a request for a partial withdrawal from your Annuity in Good Order, we will process your partial withdrawal request and may cancel your systematic withdrawal program.
•If you have or establish a new systematic withdrawal program for an amount greater than your Guaranteed Income Amount, it is important to note that these systematic withdrawals may result in Excess Income which will negatively impact your Guaranteed Income Amount available in future Annuity Years and may also reduce the value of your Death Benefit. A combination of partial withdrawals and systematic withdrawals for an amount greater than your Guaranteed Income Amount will further increase the impact on your future Guaranteed Income Amount and Death Benefit value. Please see the “Defined Income Benefit” and “Death Benefit” sections of this prospectus for information on the impact of withdrawals of Excess Income.
•Non-Lifetime Withdrawals may not be taken as systematic withdrawals.
SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE
If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% additional tax on distributions made prior to age 59 ½ if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as nonqualified annuities, the Code may provide a similar exemption from additional tax under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) will be subject to a CDSC if they exceed the Guaranteed Income Amount under the Defined Income Benefit. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59½ that are not subject to the 10% additional tax.
Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will implement the withdrawal on December 28th or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions (“RMDs”) are a type of partial withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. RMDs for this Annuity must generally be taken by April 1st in the year following the date you turn age 70½ (72 for those who would have reached age 70½ after 2019) and by December 31st for subsequent calendar years. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime.
Unless designated as a Non-Lifetime Withdrawal, an RMD is considered a Lifetime Withdrawal from the Annuity. The following rules apply to determine if any portion of an RMD amount will be treated as Excess Income.
For purposes of this provision, in relation to any Annuity Year, the “Second Calendar Year” is the calendar year following the calendar year in which the Annuity Year began.
In general, withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as Excess Income. However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the sum of:
(1)the remaining Guaranteed Income Amount for that Annuity Year, and
(2)the Second Calendar Year’s remaining RMD amount less the Guaranteed Income Amount. If the Guaranteed Income Amount is greater than the Second Calendar Year’s remaining RMD amount, then (2) shall be equal to zero, or $0.
Any remaining RMD amount for the Second Calendar Year can be taken in the following Annuity Year.
If, in any Annuity Year, your RMD amount is not greater than the Guaranteed Income Amount, any withdrawals in excess of the Guaranteed Income Amount will be treated as Excess Income. RMD taken as systematic withdrawals will be considered Lifetime Withdrawals.
Please see hypothetical examples below for details.
If you do not comply with the rules described above, any withdrawal that exceeds the Guaranteed Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Guaranteed Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.
For purposes of this provision, RMDs are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the RMD rules. We require three (3) days advance written notice to calculate and process the amount of your withdrawals. You must elect to have RMDs paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly RMDs but does not apply to RMDs taken out on a quarterly, semi-annual or annual basis.
In any year in which the requirement to take RMDs is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as an RMD if not for the suspension as eligible for treatment under this provision. Please note that if an RMD is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will process the RMD on December 28 or on the last Valuation Day prior to December 28th of that year.
The following applies in the event the Defined Income Benefit terminates: We do not assess a CDSC (if applicable) on RMDs from your Annuity if you are required by law to take such RMDs from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the RMD. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the RMD rules in relation to other savings or investment plans under other qualified retirement plans.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the RMD rules under the Code.
See the Tax Considerations section in this prospectus for a further discussion of RMDs.
Example
The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all Internal Revenue Service ("IRS") guidelines in order to satisfy the RMD for the current calendar year.
Assumptions:
RMD Calendar Year 01/01/2020 to 12/31/2020
Annuity Year 06/01/2019 to 05/31/2020
Guaranteed Income Amount and RMD Amount = $5,000
Remaining Guaranteed Income Amount as of 1/3/2020 = $3,000 (a $2,000 withdrawal was taken on 7/1/2019)
RMD Amount for Calendar Year 2020 = $6,000

The amount you may withdraw in the current Annuity Year (between 1/3/2020 and 5/31/2020) without it being treated as Excess Income is $4,000. Here is the calculation: $3,000 + ($6,000 – $5,000) = $4,000.
If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2020), the remaining Guaranteed Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2020 (when your Guaranteed Income Amount is reset to $5,000).
If you had chosen to not take any additional withdrawals until on or after 6/1/2020, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.

SURRENDERS
SURRENDER VALUE
During the Accumulation Period you can surrender your Annuity at any time, and you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.
We require a minimum Surrender Value of $2,000 after any Partial Withdrawal. We waive this requirement while the Defined Income Benefit is in effect, if you are withdrawing the Guaranteed Income Amount, provided you do not take a withdrawal of Excess Income. See “Annuity Options” later in this prospectus for information on the impact of the minimum Surrender Value at Annuitization.
MEDICALLY-RELATED SURRENDERS
Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below (a “Medically-Related Surrender”). The availability and requirements of such a surrender and waiver may vary by state. Please note, this applies to either owner if you elected the spousal version of the benefit and named both spouses as joint owners.
If you request a full surrender, the amount payable will be your Account Value. Although a CDSC will not apply to qualifying Medically-Related Surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59 1/2 may be subject to a 10% additional tax and other tax consequences – see the Tax Considerations section of this prospectus.
We waive any applicable CDSC only if:
▪the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a Medically-Related Surrender;
▪the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
▪the Owner is one or more natural persons, all such Owners must also be alive at such time;
▪we receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
▪no additional Purchase Payments can be made to the Annuity; and/or
▪Proceeds will only be sent by check or electronic fund transfer directly to the Owner.
We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender.
A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:
•first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Center; or
•first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.
“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. This waiver is not available in the states of California, Connecticut and Massachusetts.

ANNUITY OPTIONS
Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin any payment upon death is determined solely under the terms of the applicable annuity payment option, and you no longer participate in the Defined Income Benefit (unless you have annuitized or began payments under one of the payment options under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial Annuitizations are not allowed.
You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first (“Latest Annuity Date”) and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).
If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recapture any life income annuity payments that we made after the death of the Annuitant. If the initial monthly annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.
Once annuity payments begin, you no longer receive benefits under the Defined Income Benefit (unless you have annuitized under that benefit) or the Death Benefit described below.
Certain of these annuity options may be available as “settlement options” to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.
Annuity Payments under the Defined Income Benefit (Guaranteed Income Amount Option)
If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is a Guaranteed Income Amount due in subsequent Annuity Years, you can elect one of the following two options:
(1)apply your Account Value, less any applicable tax charges, to any other annuity option available for annuity payments not under the Defined Income Benefit (annuity Option 1 and Option 2, described below); or
(2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Guaranteed Income Amount on that date. If this option is elected, the Guaranteed Income Amount will not increase after annuity payments have begun. We will make payments until the death of the Single Designated Life or the Remaining Designated Life. We must receive your request in a form acceptable to us at our Service Center. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.
In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments as:
•a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s Spouse on the date annual annuity payments would begin, or
•as a single life fixed annuity if there is a Remaining Designated Life, or this Rider was issued with a Single Designated Life.
In addition, each of the payments above will consist of ten payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable IRS tables), by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the length of any annuity payout option, including but not limited to any period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable IRS tables). The amount that will be applied to provide such annuity payments will be the greater of:
(1)the present value of the future Guaranteed Income Amount payments; and
(2)the Account Value.
Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.
Traditional Annuity Payment Options
If annuity payments are to begin under the terms of your Annuity, you can elect to apply your Account Value less any applicable tax charges to one of the following two options. Annuity Options 1 and 2 will always be available for election.
Please note that you may not annuitize under the Traditional Annuity Options described below within the first three Annuity Years (except as otherwise specified by applicable law).

Option 1
Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
Option 2
Life Income Annuity Option with a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the period certain, subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:
•Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
•Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
•Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
For qualified annuities, the period certain option may be limited to 10 years or less depending on the circumstances.
We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

BENEFITS AVAILABLE UNDER THE ANNUITY
The following table summarizes information about the benefits available under the Annuity.

Name of Benefit	Purpose	Standard or Optional	Maximum Fee	Restrictions/Limitations
Defined Income Benefit*	Provides a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to receive periodic income payments over your lifetime, or over you and your spouse’s lives.	standard	1.50%	None
Death Benefit	Provides protection for your beneficiary(ies) by ensuring that they do not receive less than your Account Value.	Standard	0%	None.
* Effective December 31, 2020, we no longer offer these benefits.

DEFINED INCOME BENEFIT
The Annuity referenced in this prospectus and any applicable riders is no longer available for new sales and re-elections.
The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to receive periodic income payments over your lifetime (“Single Designated Life”), or over you and your spouse’s lives (“Spousal Designated Lives”). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value based on the “Guaranteed Income Amount.” This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. The Defined Income Benefit is part of your Annuity and is not an optional benefit and may not be revoked. You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see “Termination of the Benefit,” below).
When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount. Each Annuity Year, you may withdraw this amount until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The Defined Income Benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under “Impact of Non-Lifetime Withdrawals on the Guaranteed Income Amount” and “Impact of Lifetime Withdrawals on the Guaranteed Income Amount.”
The Defined Income Benefit’s Rate Sheet Prospectus Supplement
The Income Growth Rate and Income Percentages that are used to determine the Guaranteed Income Amount under the Guaranteed Income Amount Option are disclosed in a prospectus supplement. The applicable Rate Sheet Prospectus Supplement is attached to the prospectus you received at the time you purchased your Annuity. Rates and effective dates reflected in each Rate Sheet Prospectus Supplement replace and supersede those reflected in any prior Rate Sheet Prospectus Supplement. Please refer to the dates on the Rate Sheet Prospectus Supplement at the time you purchased the annuity.
The rates applicable to your Annuity will not change for the life of your Annuity. This means that the Income Growth Rate and Income Percentages for your Annuity will not change once established. Rates reflected in any Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity.
Please see Appendix C to this prospectus for examples demonstrating how the Guaranteed Income Amount is calculated using various assumed Income Growth Rates and Income Percentages. The examples are purely hypothetical and are intended to illustrate how we would determine the Guaranteed Income Amount for an Annuity. Your Guaranteed Income Amount would be different than the examples in the Appendix depending on the Income Growth Rate and Income Percentages effective at the time you signed your application, your age at the time the initial Purchase Payment is applied, the amount of your initial Purchase Payment, and whether you have elected the single or the spousal version of the Defined Income Benefit.
The Guaranteed Income Amount Option
This option is available for both nonqualified and qualified annuities.
You are guaranteed to be able to withdraw the Guaranteed Income Amount for the lifetime of the designated life (or lives) provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. (See “Living Benefit – Owner, Annuitant and Beneficiary Designations” below for details regarding the designated life (or lives).) Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero for any reason other than a withdrawal of Excess Income (“Guarantee Payments”). The Defined Income Benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and also wish to provide a death benefit to your beneficiaries. You are not required to take withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.
Although you are guaranteed the ability to withdraw your Guaranteed Income Amount for life even if your Account Value falls to zero, if any withdrawal is a withdrawal of Excess Income (as described below) and brings your Account Value to zero, your Guaranteed Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Defined Income Benefit (and the Death Benefit would not be payable upon death). In marketing and other materials, we may refer to Excess Income as “Excess Withdrawals”.
Please note that your Account Value is not guaranteed, can fluctuate and may lose value.
Guaranteed Income Amount
The initial Guaranteed Income Amount is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. The applicable Income Percentage is based on the age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the Issue Date.
On each Valuation Day thereafter, until the date of the first Lifetime Withdrawal, the Guaranteed Income Amount is equal to:

•the Guaranteed Income Amount on the immediately preceding Valuation Day (the “Prior Valuation Day”), appreciated at the daily equivalent of the Income Growth Rate for each calendar day between the Prior Valuation Day and the Current Valuation Day,
•reduced for any Non-Lifetime Withdrawals and increased for any Purchase Payments, if any, made on the Current Valuation Day, as described in the “Impact of Non-Lifetime Withdrawals on the Guaranteed Income Amount” and “Additional Purchase Payments(s)” sections below.
Once you have taken the first Lifetime Withdrawal, in any Annuity Year, the remaining Guaranteed Income Amount for that Annuity Year is reduced for Lifetime Withdrawals and increased for Purchase Payments as described in the “Impact of Lifetime Withdrawals on the Guaranteed Income Amount” and “Additional Purchase Payment(s)” sections below. However, once you have made the first Lifetime Withdrawal, the Guaranteed Income Amount will no longer increase based on the Income Growth Rate and will not increase due to fluctuations in your Account Value. On each anniversary of the Issue Date, your remaining Guaranteed Income Amount is increased to equal your then current Guarantee Income Amount. Lifetime Withdrawals that exceed the Guaranteed Income Amount in an Annuity Year will be considered Excess Income and will proportionally reduce the Guaranteed Income Amount available for future Annuity Years.
The applicable guaranteed Income Percentage is based on the attained age of the Designated Life (youngest Designated Life for Spousal) as of the date the Purchase Payment(s) is received in Good Order, as specified in the applicable Rate Sheet Prospectus Supplement.
If you are receiving this prospectus as a current Owner of the Annuity, for the Income Growth Rate and Income Percentages that apply to your Annuity, please refer to your Annuity contract. Also, we maintain a record of historical Income Growth Rates and Income Percentages in the Statement of Additional Information which is available upon request.
Additional Purchase Payment(s):
You may make additional Purchase Payments to your Annuity at any time within the 90 days after the Issue Date. Additional Purchase Payments increase the Guaranteed Income Amount by an amount obtained by multiplying the Purchase Payment we accept by the applicable Income Percentage. The applicable Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the date the Purchase Payment is allocated to the Annuity. If this Defined Income Benefit has been issued on a Spousal Designated Lives basis, and one of the Spousal Designated Lives becomes the Remaining Designated Life, we will continue to use the date of birth of the younger of the Spousal Designated Lives for purposes of determining the applicable Income Percentage.
Please see the “Purchasing Your Annuity” section in this prospectus.
Impact of Non-Lifetime Withdrawals on the Guaranteed Income Amount: You may designate one or more withdrawals as a Non-Lifetime Withdrawal before you take your first Lifetime Withdrawal. Non-Lifetime Withdrawals, including any Required Minimum Distribution amount you designate as a Non-Lifetime Withdrawal, proportionally reduce the Guaranteed Income Amount by the ratio of the Non-Lifetime Withdrawal amount to the Account Value immediately prior to the Non-Lifetime Withdrawal. Non-Lifetime Withdrawals that are not Required Minimum Distribution amounts are subject to any applicable Contingent Deferred Sales Charge. There is no limit on the number of Non-Lifetime Withdrawals that you can take. However, Non-Lifetime Withdrawals are subject to the minimum Surrender Value.
Impact of Lifetime Withdrawals on the Guaranteed Income Amount: If you have elected the Guaranteed Income Amount Option, any Lifetime Withdrawal you take will reduce the remaining Guaranteed Income Amount available during an Annuity Year by the amount of the withdrawal on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Guaranteed Income Amount, they will not reduce your Guaranteed Income Amount in subsequent Annuity Years and you cannot carry over the unused portion of the Guaranteed Income Amount to subsequent Annuity Years. Such withdrawals are not subject to Contingent Deferred Sales Charges, are not treated as withdrawals of Purchase Payments and are not subject to the minimum Surrender Value.
All or any portion of a Lifetime Withdrawal that causes cumulative withdrawals in that Annuity Year to exceed the Guaranteed Income Amount for that Annuity Year, called “Excess Income,” will impact the value of the benefit, including a permanent reduction in future guaranteed amounts. Each withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Annuity Years. Each proportional reduction is calculated by multiplying the Guaranteed Income Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the withdrawal of any Guaranteed Income Amount and prior to the withdrawal of the Excess Income (even if both withdrawals occurred in the same day or as one withdrawal request). Each withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge.
In general, withdrawals made from the Annuity during an Annuity Year to meet the Required Minimum Distributions will not be treated as Excess Income if you meet the requirements outlined in the Required Minimum Distributions section.
For examples of the impact of Lifetime and Non-Lifetime Withdrawals on the Guaranteed Income Amount, please see the section below titled “Examples of Withdrawals Under the Guaranteed Income Amount Option.”
Withdrawal Flexibility: Lifetime Withdrawals are not required. However, once you take the first Lifetime Withdrawal, the Guaranteed Income Amount is not increased in subsequent Annuity Years if you decide not to take a Lifetime Withdrawal in an Annuity Year or take Lifetime Withdrawals in an Annuity Year that, in total, are less than the Guaranteed Income Amount.
You may use the systematic withdrawal program to make withdrawals of the Guaranteed Income Amount (any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit).

The Guaranteed Income Amount Option does not affect your ability to take partial withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Guaranteed Income Amount, subject to the minimum Surrender Value (see “Surrender Value” below for more detail). Because the Guaranteed Income Amount is determined in a way that is not related to Account Value, it is possible for the Account Value to fall to zero, even though the Guaranteed Income Amount remains.
Please note that there is a possibility you may pass away before receiving lifetime payments from the Defined Income Benefit, or may not receive enough lifetime income to exceed the amount of fees you have paid us for the benefit. However when you pass away, your beneficiaries may receive a death benefit as described in this prospectus. Please see “Death Benefit” in the prospectus. If you purchased the spousal version of this Annuity, then your spousal designated life will have the option to continue the Annuity provided he/she is the sole primary beneficiary and opts to receive the Guaranteed Income Amount.
Account Value is Reduced to Zero under the Guaranteed Income Amount Option
To the extent that your Account Value was reduced to zero as a result of withdrawals in an Annuity Year that are less than or equal to the Guaranteed Income Amount, and Guarantee Payments are still payable under the Defined Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Guaranteed Income Amount for the Annuity Year. Thus, in that scenario, the remaining Guaranteed Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make annuity payments that equal the Guaranteed Income Amount as described in this section. We will make payments until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. If you take a withdrawal of Excess Income (i.e., a Lifetime Withdrawal that exceeds the Guaranteed Income Amount) that reduces your Account Value to zero or if you take a Non-Lifetime Withdrawal that reduces your Account Value to zero, the Annuity terminates and we will pay no additional amounts to you.
Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.
We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100. We commute the Guarantee Payments in a manner equivalent to commuting payments for:
•a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s spouse when Guarantee Payments would begin, or
•a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.
We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.
Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as Guarantee Payments. Further, the Guarantee Payments in each Annuity Year subsequent to the Annuity Year your Account Value is reduced to zero will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or Annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Guaranteed Income Amount or less than or equal to, your Guaranteed Income Amount. (See “Death Benefits” for more information.)
In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for annuity payments and a Death Benefit. Please see the “Annuity Options – Annuity Payments under the Defined Income Benefit” section in this prospectus for a description of annuity options that apply under the Defined Income Benefit. Please see the “Death Benefit” section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.
Example of Withdrawals Under the Guaranteed Income Amount Option
Examples of dollar-for-dollar and proportional reductions are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Defined Income Benefit or any other fees and charges under the Annuity. We assume the following for the first two examples:
•The Issue Date is November 1st
•The first withdrawal is a Lifetime Withdrawal under the Guaranteed Income Amount Option
•On October 24th of the following calendar year, $2,500 is withdrawn from the Annuity
•On October 29th of the same year, $5,000 is also withdrawn from the Annuity,
Example of dollar-for-dollar reductions
On October 24th, Guaranteed Income Amount is $6,000. The Return of Purchase Payment Death Benefit Amount is $115,420. When $2,500 is withdrawn from the Annuity on this date, the remaining Guaranteed Income Amount for that Annuity Year (up to and including October 31st) is $3,500 and the Return of Purchase Payment Death Benefit Amount is $112,920. This is the result of a dollar-for-dollar reduction of the Guaranteed Income Amount ($6,000 less $2,500 = $3,500) and the Return of Purchase Payment Death Benefit Amount ($115,420 less $2,500 = $112,920).
Example of proportional reductions
Continuing the previous example, when the withdrawal of $5,000 occurs on October 29th, the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Guaranteed Income Amount for that Annuity Year to $0 and the Return of Purchase Payment Death Benefit Amount to $109,420 ($112,920 less $3,500 = $109,420). The remaining withdrawal amount of $1,500 reduces the

Guaranteed Income Amount in future Annuity Years and the Return of Purchase Payment Death Benefit Amount on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Guaranteed Income Amount and the Return of Purchase Payment Death Benefit Amount).
Here is the calculation:

Account Value before Lifetime Withdrawal	$118,000.00
Less amount of “non” Excess Income	$3,500.00
Account Value immediately before Excess Income of $1,500	$114,500.00
Excess Income amount	$1,500.00
Ratio	1.31%
Guaranteed Income Amount	$6,000.00
Less ratio of 1.31%	$78.60
Guaranteed Income Amount for future Annuity Years	$5,921.40
Return of Purchase Payment Death Benefit Amount after “non” Excess Income	$109,420.00
Less ratio of 1.31%	$1,433.40
Return of Purchase Payment Death Benefit Amount after Excess Income	$107,986.60
Example – Non-Lifetime Withdrawal (proportional reduction)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:
•The Issue Date is December 3rd
•On October 3rd of the following calendar year, the Guaranteed Income Amount is $6,000, the Return of Purchase Payment Death Benefit Amount is $115,420, and the Account Value is $120,000.
•Also on that same October 3rd, $15,000 is withdrawn from the Annuity and is designated as a Non-Lifetime Withdrawal.
All guarantees associated with the Annuity will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.
Here is the calculation:

Withdrawal amount	$15,000.00
Divided by Account Value before withdrawal	$120,000.00
Equals ratio	12.5%
All guarantees will be reduced by the above ratio (12.5%)
Guaranteed Income Amount before Non-Lifetime withdrawal	$6,000.00
Less ratio of 12.5%	$750.00
Guaranteed Income Amount for future Annuity Years	$5,250.00
Return of Purchase Payment Death Benefit Amount before Non-Lifetime withdrawal	$115,420.00
Less ratio of 12.5%	$14,427.50
Return of Purchase Payment Death Benefit Amount after Non-Lifetime withdrawal	$100,992.50
When you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Guaranteed Income Amount. When you take a partial withdrawal, you may request a “gross” withdrawal amount (e.g., $2,000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Guaranteed Income Amount (if any) would be treated as Excess Income and thus would reduce your Guaranteed Income Amount in subsequent years. Alternatively, you may request that a “net” withdrawal amount actually be paid to you (e.g., $2,000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2,000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2,240). The amount of that sum (e.g., the $2,000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Guaranteed Income Amount will be treated as Excess Income – thereby reducing your Guaranteed Income Amount in subsequent years. You should carefully consider whether you should take a net withdrawal because it may negatively impact your Defined Income Benefit. Net withdrawals are not available for withdrawals of your Guaranteed Income Amount through our systematic withdrawal program.
Other Important Considerations
•You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals shortly after you purchase the Annuity, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, but may limit your ability to take advantage of the opportunity to increase your future Guaranteed Income Amount by the Income Growth Rate. You should discuss with your financial professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

•The current annualized charge for the Defined Income Benefit is 0.80% of the daily net assets of the Sub-account. You will begin paying this charge on the Issue Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. We may increase the Defined Income Benefit Charge one or more times at any time on or after the 7th anniversary of your Issue Date. The maximum annualized charge for the Defined Income Benefit is 1.50% of the daily net assets of the Sub-account. We will notify you in advance of any change in the charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions. If you decide to “opt out” of the charge increase, your Guaranteed Income Amount will be reduced as of the next anniversary of your Issue Date. Please see “Fees, Charges and Deductions” in this prospectus for more information on the “opt out” process.
Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.
Proof of Survival: Any Guarantee Payment is subject to evidence we receive in Good Order that the Single Designated Life, at least one of the Spousal Designated Lives, or the Remaining Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Single Designated Life, at least one of the Spousal Designated Lives or the Remaining Designated Life. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.
Recapture of Excess Guarantee Payments: We may recapture from you or your estate any Guarantee Payments made after the death of the Single Designated Life or the Remaining Designated Life.
Termination of the Defined Income Benefit
You may not elect to cancel the Defined Income Benefit.
The benefit automatically terminates upon the first to occur of the following:
(i)your surrender of the Annuity;
(ii)when annuity payments begin (although if you have elected to receive the Guaranteed Income Amount in the form of annuity payments, we will continue to pay the Guaranteed Income Amount);
(iii)our receipt of Due Proof of Death of the First Death who is an Owner (or who is the Annuitant if entity owned), if the Remaining Designated Life elects not to continue the Annuity;
(iv)our receipt of Due Proof of Death of the Owner (or the Annuitant, if the Annuity is entity owned) and there is still an Account Value available in the Annuity and the surviving Spouse is not eligible to continue the benefit because such Spouse is not a Spousal Designated Life;
(v)the date of receipt of Due Proof of Death of the Single Designated Life or the Remaining Designated Life if a Death Benefit is payable under the Defined Income Benefit;
(vi)the date of death of the Single Designated Life or the Remaining Designated Life when Account Value is reduced to zero as of the date of death;
(vii)both the Account Value and Guaranteed Income Amount equal zero; and
(viii)we process a request to change the Annuitant, Owner or Beneficiary in the certain situations that would cause termination, as discussed in the “Change of Owner, Annuitant, and Beneficiary Designations” section of this prospectus. (Subject to state law – please see Appendix B for Special Contract Provisions for Annuities Issued in Certain States.)
Additional Tax Considerations
If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70½ (72 for those who would have reached age 70½ after 2019). For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any additional tax or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law. As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in the Defined Income Benefit through a nonqualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

DEATH BENEFIT
DEATH BENEFIT UNDER THE DEFINED INCOME BENEFIT
If you elected the Single version of the Defined Income Benefit on the Issue Date, and while it is in effect, the Death Benefit payable upon the death of the Single Designated Life is the Return of Purchase Payments Death Benefit. No Death Benefit is payable, however if any of the following have occurred:
•Guarantee Payments (under the Guaranteed Income Amount Option);
•Traditional Annuity Payments
Here is an example of how the Death Benefit is calculated if you elected the Single version of the Defined Income Benefit:
The contract was issued with purchase payments totaling $100,000 but, due to negative Sub-account performance, the account value had decreased to $80,000. If the owner died, the death benefit would still be $100,000. This amount, however, is reduced when you make a withdrawal from the contract. If the contract owner had withdrawn 5% of the remaining $80,000 as a Lifetime Withdrawal that is not considered Excess Income, the death benefit would be reduced by $4,000 ($80,000 x .05% = $4,000). Since the death benefit had been $100,000, it would now be $96,000. However, if the contract owner had withdrawn 50% of the remaining $80,000 as a Non-Lifetime Withdrawal or an Excess Income, the death benefit would also be reduced by 50%. Since the death benefit had been $100,000, it would now be $50,000.
If you elected the Spousal version of the Defined Income Benefit on the Issue Date, while it is in effect, the Death Benefit payable upon the First Death is the Account Value. The Death Benefit payable upon the death of the Remaining Designated Life, is the Return of Purchase Payments Death Benefit. No Death Benefit is payable, however if any of the following have occurred:
•Guarantee Payments (under the Guaranteed Income Amount Option); or
•Traditional Annuity Payments
Here is an example of how the Death Benefit is calculated if you elected the Spousal version of the Defined Income Benefit:
The contract was issued with purchase payments totaling $100,000 but, due to negative Sub-account performance, the account value had decreased to $80,000. Upon the First Death, the death benefit would be $80,000. Upon the death of the Remaining Designated Life, the death benefit would be $100,000.
This amount, however, is reduced when you make a withdrawal from the contract. If the Remaining Designated Life had withdrawn 5% of the remaining $80,000 as a Lifetime Withdrawal that is not considered Excess Income, the death benefit would be reduced by $4,000 ($80,000 x .05% = $4,000). Since the death benefit had been $100,000, it would now be $96,000. However, if the Remaining Designated Life had withdrawn 50% of the remaining $80,000 as a Non-Lifetime Withdrawal or an Excess Income, the death benefit would also be reduced by 50%. Since the death benefit had been $100,000, it would now be $50,000.
The Return of Purchase Payments Death Benefit is equal to the greater of:
•the Account Value, or
•the Return of Purchase Payments Amount described below.
If we do not receive Due Proof of Death within one year of the death of the Owner (Annuitant if the Annuity is owned by an entity in the case of a Single Designated Life) or the death of the Remaining Designated Life in the case of Spousal Designated Lives, the Death Benefit payable is the Account Value. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the one year deadline for Due Proof of Death. This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.
All other provisions applicable to Death Benefits under your Annuity will continue to apply.
Return of Purchase Payments Amount
On the Issue Date, the Return of Purchase Payments Amount is equal to your Account Value. On each subsequent Valuation Day, until the date we receive Due Proof of Death of the Single Designated Life or the Remaining Designated Life, as applicable, the Return of Purchase Payments Amount is:
•increased by any Purchase Payments made on the current Valuation Day, and
•reduced by the effect of withdrawals made on the current Valuation Day, as described below.
A Non-Lifetime Withdrawal will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Non-Lifetime Withdrawal to the Account Value immediately prior to the Non-Lifetime Withdrawal. A Lifetime Withdrawal that is not considered Excess Income, including Required Minimum Distributions, will reduce the Return of Purchase Payments Amount by the amount of the withdrawal. (For more information about the impact of RMDs, please see “Required Minimum Distributions” section.) All or a portion of a Lifetime Withdrawal that is considered Excess Income will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Excess Income to the Account Value immediately prior to the withdrawal of the Excess Income.
The Death Benefit described above is available only while the Defined Income Benefit is in effect, and then only until your Account Value is reduced to zero. Once your Account Value reduces to zero, the Death Benefit feature of the Defined Income Benefit terminates.
DEATH BENEFIT UPON TERMINATION OF THE DEFINED INCOME BENEFIT

If you have taken actions that have caused the Defined Income Benefit to be terminated, then the Death Benefit is equal to the Account Value, and payable:
1)If the Annuity is owned by one or more natural persons, upon the death of the Owner (or the first to die, if there are multiple Owners).
2)If an Annuity is owned by an entity, upon the Annuitant’s death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant’s death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant’s death.
Here is an example of how the death benefit is calculated upon termination of the Defined Income Benefit:
The contract was issued with purchase payments totaling $100,000 but, due to negative Sub-account performance, the account value had decreased to $80,000. If the owner died, the death benefit would be $80,000.
You should carefully consider any possible actions by you that would cause the Defined Income Benefit to be terminated, as it will impact the value payable as a Death Benefit.
GENERAL DEATH BENEFIT PROVISIONS
We determine the amount of the Death Benefit as of the date we receive Due Proof of Death. We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.
Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary – see “Payment of Death Benefits” below).
No Death Benefit will be payable if the Annuity terminates or your Account Value reaches zero (which can happen if, for example, you are taking withdrawals under the Defined Income Benefit).
Any Death Benefit amount not paid in full on the date of Due Proof of Death may be reduced by the insurance charge and may be subject to fluctuation in value due to the investment performance of the Sub-account until the Death Benefit is paid out in full.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
You may name as the Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue Annuities to grantor trusts with more than two grantors and we will not permit co-grantors to be designated as either joint Annuitants during the Accumulation Period or Contingent Annuitants.
Where the Annuity is owned by a grantor trust, the Annuity must be distributed within 5 years after the date of death of the first grantor’s death under Section 72(s) of the Code. If a non-Annuitant grantor predeceases the Annuitant, the Surrender Value will be payable. The Surrender Value will be payable to the trust and there is no Death Benefit provided under the Annuity except as otherwise described below. Between the date of death of the non-Annuitant grantor and the date that we distribute the Surrender Value, the Account Value may be reduced by the insurance charge and may be subject to fluctuation in value due to the investment performance of the Sub-account. If the Annuitant dies after the death of the first grantor, but prior to the distribution of the Surrender Value of the Annuity, then the Death Benefit amount will be payable as a lump sum to the Beneficiary or Beneficiaries.
SPOUSAL CONTINUATION OF YOUR ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit. No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuance. However, any additional Purchase Payments applied after the effective date of a spousal continuation will be subject to all provisions of the Annuity, including the CDSC when applicable.
If you elected the Single version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death, if your spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.
If you elected the Spousal version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death of the First Death,
▪If the Remaining Designated Life chooses to continue the Annuity, the Defined Income Benefit will remain in force.
▪If a Death Benefit is not payable (e.g., if the first of the Spousal Designated Lives to die is the Beneficiary but not an Owner), the Defined Income Benefit will remain in force unless we are instructed otherwise.
▪Upon death of the Remaining Designated Life, if their spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (“Custodial Account”) and, on the date of the Annuitant’s death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal advisor.
See “Managing Your Annuity – Spousal Designations” for information regarding a same sex surviving spouse’s ability to continue ownership of the Annuity. Please consult your tax or legal advisor for more information.
Your Annuity may only be continued under the spousal continuation provision once.
PAYMENT OF DEATH BENEFITS
Alternative Death Benefit Payment Options – Annuities Owned By Individuals (Not Associated With Tax-Favored Plans)
Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:
•within five (5) years of the date of death (the “5 year deadline”); or
•as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then no partial withdrawals will be permitted thereafter and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline.
If we do not receive instructions on where to send the payment within 5 years of the date of death, the funds will be escheated.
Alternative Death Benefit Payment Options – Contracts Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when a contract is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive Required Minimum Distributions under the contract, instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the beneficiary is your surviving spouse.
For deaths occurring after 2019, H.R. 1865, the Further Consolidated Appropriations Act of 2020 (which includes the "Setting Every Community Up for Retirement Enhancement" Act (SECURE Act)), impacts defined contribution plans and IRA balances death benefits paid starting in 2020. If you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, the new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
•If you die after a designated Beneficiary has been named, the death benefit must be fully distributed by December 31st of the year including the ten year anniversary of the date of death (the “Qualified Ten-Year Deadline”) with the exception of “eligible designated beneficiaries.” ”Eligible designated beneficiaries” may elect periodic payments not extending beyond the life expectancy of the eligible designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). Eligible designated beneficiaries generally include any designated beneficiary who is your surviving spouse, your child who has not reached majority, disabled and chronically ill beneficiaries (as specified by the Code) and any beneficiary who is not more than 10 years younger than you. In the case of a child who has not attained the age of majority, the Qualified Ten Year Deadline would apply as of the date the child attains the age of majority. The determination of whether a designated beneficiary is an eligible designated beneficiary shall be made as of the date of your death.
•If the eligible designated Beneficiary does not begin installments by December 31st of the year following the year of death, then we require that the Beneficiary take the Death Benefit by the Qualified Ten-Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death, or December 31st of the year in which you would have reached age 72, whichever is later. Additionally, if the Death Benefit is solely payable to (or for the benefit of) your surviving spouse, then the Annuity may be continued with your spouse as the Owner.
•If you die before a designated Beneficiary is named, and your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed as follows:
▪If death occurs before the date Minimum Distributions must begin under the Code, the Death Benefit can be paid out in either a lump sum, by December 31st of the year that includes five year anniversary of the date of death,
▪If death occurs after the date Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect.
▪Where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

For more information, see “Tax Considerations.” You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules. Until withdrawn, amounts in an IRA, 403(b) or other “qualified investment” continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.
If we do not receive instructions on where to send the payment within 5 years of the date of death, the funds will be escheated.
The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax adviser.

VALUING YOUR INVESTMENT
VALUING THE SUB-ACCOUNT
Currently only one Sub-account is available with the Annuity. When you allocate Account Value to the Sub-account, you are purchasing Units of the Sub-account. The Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolio. The value of the Units also reflects the daily accrual for the insurance charge.
Each Valuation Day, we determine the price for a Unit of the Sub-account, called the “Unit Price.” The Unit Price is used for determining the value of transactions involving Units of the Sub-account. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be different Unit Prices for the Sub-account to reflect possible variations in charges for the Defined Income Benefit. The Unit Price for the Units you purchase will be based on the total charges that apply to your Annuity.
PROCESSING AND VALUING TRANSACTIONS
Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. Eastern Time). Generally, financial transactions received in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions received on a non-Valuation Day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day.
We will not process any financial transactions involving purchase or redemption orders on days that the NYSE is closed. Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
•trading on the NYSE is restricted;
•an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
•the SEC, by order, permits the suspension or postponement for the protection of security holders.
In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
Initial Purchase Payment: We no longer allow new purchases of this Annuity. We are required to allocate your initial Purchase Payment to the Sub-account within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Center. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.
With respect to your initial Purchase Payments and any additional Purchase Payments pending investment in our Separate Account, we may hold the amount temporarily in a suspense account and we may earn interest on such amount. You will not be credited with interest during that period. The monies held in the suspense account may be subject to claims of our general creditors. Also, the Purchase Payment will not be reduced nor increased due to market fluctuations during that period.
As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. Once your purchase is approved by the firm, we will process your initial Purchase Payment as described above. These arrangements are subject to a number of regulatory requirements, including that customer funds will be deposited in a segregated bank account and held by the insurer until such time that the insurer is notified of the firm’s principal approval and is provided with the application, or is notified of the firm principal’s rejection. In addition, we must promptly return your funds at your request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. You will not be credited with any interest earned on amounts held in that suspense account. Also, the amounts held will not be reduced nor increased due to market fluctuations during that period. The monies in such suspense account may be subject to our general creditors.
Additional Purchase Payments: We no longer accept additional Purchase Payments.
Scheduled Transactions: Scheduled transactions include transfers under systematic withdrawals, Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments and fees that are assessed daily as a percentage of the net assets of the Sub-accounts. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments and fees that are assessed daily as a percentage of the net assets of the Sub-accounts only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.
Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled partial withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner’s signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the financial professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in “Processing And Valuing Transactions.”
Medically-Related Surrenders & Death Benefits: Medically-Related Surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Center in Good Order all supporting documentation we require for such transactions.
We generally pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Center.

TAX CONSIDERATIONS
The tax considerations associated with an Annuity vary depending on whether the Annuity is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of Annuities below. The discussion is general in nature and describes only federal income tax law (not state, local, foreign or other federal tax laws). It is based on current law and interpretations which may change. The information provided is not intended as tax advice. The federal income tax treatment of the Annuity is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. Generally, the cost basis in an Annuity is the amount you pay into your Annuity, or into an annuity exchanged for your Annuity, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible contributions to a traditional IRA. We do not track cost basis for tax-favored retirement plans, which is the responsibility of the Owner.
On advisory products, you may establish an advisory fee deduction program for a qualified or non-qualified Annuity with no living benefit such that charges for investment advisory fees are not taxable to the Annuity Owner. Please note that there are additional requirements that must be satisfied in order for investment advisory fee charges paid from a non-qualified Annuity to be treated as not taxable. Advisory fee deduction programs are not permitted if the Annuity is commission based or has a living benefit. Charges for investment advisory fees that are taken from a qualified or non-qualified Annuity with a living benefit are treated as a partial withdrawal from the Annuity and will be tax reported as such to the Annuity Owner.
The discussion below generally assumes that the Annuity is issued to the Annuity Owner. For Annuities issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for a Nonqualified Annuity and Required Distributions Upon Your Death for Qualified Annuities sections below.
NONQUALIFIED ANNUITIES
In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.
Taxes Payable by You
We believe the Annuity is an Annuity for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the Annuity. Generally, an Annuity issued by the same company (and affiliates) to you during the same calendar year must be treated as one Annuity for purposes of determining the amount subject to tax under the rules described below. We treat advisory fee payments as an expense of the Annuity and not a taxable distribution if your non-qualified Annuity satisfies the requirements of a Private Letter Ruling issued to us by the Internal Revenue Services (“IRS”). In accordance with the PLR, advisory fee payments from your non-qualified Annuity are treated as an expense as long as your advisor attests to Prudential that the PLR requirements have been met, including that the advisory fees will not exceed 1.5% of the Annuity’s cash value and the Annuity only pays the advisor for fees related to investment advice and no other services. The PLR does not generally allow such favorable tax treatment of advisory fee payments where a commission is also paid on the Annuity.
It is possible that the IRS could assert that some or all of the charges for the optional living or death benefits under the Annuity should be treated for federal income tax purposes as a partial withdrawal from the Annuity. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable income to the extent there are earnings in the Annuity. Additionally, for Owners under age 59½, the taxable income attributable to the charge for the benefit could be subject to a 10% additional tax. If the IRS determines that the charges for one or more benefits under the Annuity are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.
Taxes on Withdrawals and Surrender Before Annuity Payments Begin
If you make a withdrawal from your Annuity or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of cost basis, until all gain has been withdrawn. At any time there is no gain in your Annuity, payments will be treated as a nontaxable return of cost basis until all cost basis has been returned. After all cost basis is returned, all subsequent amounts will be taxed as ordinary income. An exception to this treatment exists for contracts purchased prior to August 14, 1982. Withdrawals are treated as a return of cost basis in the Annuity first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
You will generally be taxed on any withdrawals from the Annuity while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your Annuity as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If the entire Account Value is assigned or pledged, subsequent increases in the Account Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The cost basis is increased by the amount includible in income with respect to such assignment or pledge. If you transfer your Annuity for less than full consideration, such as by gift, you will also trigger tax on any gain in the Annuity. This rule does not apply if you transfer the Annuity to your spouse or under most circumstances if you transfer the Annuity incident to divorce.
If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the Annuity to income tax.

Taxes on Annuity Payments
If you select an annuity payment option as described in the Access to Account Value section earlier in this prospectus, a portion of each annuity payment you receive will be treated as a partial return of your cost basis and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your cost basis (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the Annuity. After the full amount of your cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your cost basis has been recovered, a tax deduction may be allowed for the unrecovered amount. Under the Tax Cuts and Jobs Act of 2017, this deduction is suspended until after 2025.
If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed cost basis in the Annuity and the total value of the anticipated future payments until such time as all cost basis has been recovered.
Maximum Annuity Date
You must commence annuity payments no later than the first day of the calendar month following the maximum Annuity Date for your Annuity. Upon reaching the maximum Annuity Date you can no longer make Purchase Payments, surrender, exchange, or transfer your contract. The maximum Annuity Date may be the same as the Latest Annuity Date as described elsewhere in this prospectus. For some of our Annuities, you can choose to defer the Annuity Date beyond the default or Latest Annuity Date, as applicable, described in your Annuity. However, the IRS may not then consider your Annuity to be an Annuity under the tax law.
Please refer to your Annuity contract for the maximum Annuity Date.
Partial Annuitization
We do not currently permit partial Annuitization.
Medicare Tax on Net Investment Income
The Code includes a Medicare tax on investment income. This tax assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of “modified adjusted gross income” over a threshold amount. The “threshold amount” is $250,000 for married taxpayers filing jointly or qualifying widow(er) with dependent child, $125,000 for married taxpayers filing separately, $200,000 for all others, and approximately $12,750 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the Annuity will be considered investment income for purposes of this surtax.
10% Additional Tax for Early Withdrawal from a Nonqualified Annuity
You may owe a 10% additional tax on the taxable part of distributions received from your Nonqualified Annuity before you attain age 59½. Amounts are not subject to this additional tax if:
•the amount is paid on or after you reach age 59½;
•the amount is paid on or after your death (or the death of the Annuitant when the owner is not an individual);
•the amount received is attributable to your becoming disabled (as defined in the Code);
•generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59½ or five years and modification of payments during that time period will result in retroactive application of the 10% additional tax); or
•the amount received is paid under an immediate Annuity (within the meaning of the Code) and the annuity start date is no more than one year from the date of purchase (the first monthly annuity payment being required to be paid within 13 months).
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Special Rules in Relation to Tax-free Exchanges Under Section 1035
Section 1035 of the Code permits certain tax-free exchanges of a life insurance contract, Annuity or endowment contract for an Annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial exchanges may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% additional tax on pre-age 59½ withdrawals. In Revenue Procedure 2011-38, the IRS indicated that, for partial exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial Annuity or receiving Annuity within 180 days of the date on which the partial exchange was completed (other than an amount received as an annuity for a period of 10 years or more or during one or more lives), the IRS may not treat the transaction, as a tax-free Section 1035 exchange. The IRS will apply general tax rules to determine the substance and treatment of the transaction in such cases. We strongly urge you to discuss any partial exchange transaction of this type with your tax adviser before proceeding with the transaction.
If an Annuity is purchased through a tax-free exchange of a life insurance contract, Annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new Annuity prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a return of cost basis first until Purchase Payments made before

August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
After you elect an Annuity Payout Option, we do not allow you to exchange your Annuity.
Taxes Payable by Beneficiaries for a Nonqualified Annuity
If an Owner dies before the Annuity Date, the Death Benefit distributions are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the Annuity. The value of the Death Benefit, as determined under federal law, is also included in the Owner’s estate for federal estate tax purposes. Generally, the same income tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit:
•As a lump sum payment, the Beneficiary is taxed in the year of payment on gain in the Annuity.
•Within 5 years of death of Owner, the Beneficiary is taxed on the lump sum payment. The Death Benefit must be taken as one lump sum payment within 5 years of the death of the Owner. Partial withdrawals are not permitted to be paid to Beneficiaries under our Annuity contracts.
•Under an Annuity or Annuity settlement option where distributions begin within one year of the date of death of the Owner, the Beneficiary is taxed on each payment with part as gain and part as return of cost basis. After the full amount of cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable.
After the Annuity Date, if a period certain remains under the annuity option and the Annuitant dies before the end of that period, any remaining payments made to the Beneficiary will be fully excluded from income until the remaining investment in the contract is recovered and all annuity payments thereafter are fully includible in income. If we allow the Beneficiary to commute the remaining payments in a lump sum, the proceeds will be taxable as a surrender.
Considerations for Contingent Annuitants: We may allow the naming of a Contingent Annuitant when a Nonqualified Annuity is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a Contingent Annuitant when a Nonqualified Annuity is held by an entity owner when such Annuities do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the Contingent Annuitant.
Reporting and Withholding on Distributions
Amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity payment, we apply default withholding under the applicable tax rules unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the United States or do not provide a U.S. taxpayer identification number, we are required to withhold income tax.
State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.
Regardless of the amount withheld by us, you are liable for payment of income taxes (including any estimated taxes that may be due) on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
Entity Owners
Where an Annuity is held by a non-natural person (e.g., a corporation, partnership), other than as an agent or nominee for a natural person (or in other limited circumstances), increases in the value of the Annuity over its cost basis will be subject to tax annually.
Where an Annuity is issued to a Charitable Remainder Trust (CRT), increases in the value of the Annuity over its cost basis will be subject to tax reporting annually. As there are charges for the optional living and death benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisers whether election of such optional living or death benefits violates their fiduciary duty to the remainder beneficiary.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity is generally not considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person, provided that all grantors of the trust are natural persons. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.

Where the Annuity is owned by a grantor trust, the Annuity must be distributed within five years after the date of the first grantor’s death (or the Annuitant’s death in certain instances) under Section 72(s) of the Code. See the “Death Benefits” section for scenarios where a Death Benefit or Surrender Value is payable depending upon the underlying facts.
Trusts are required to complete and submit a Certificate of Entity form, and we will tax report based on the information provided on this form.
Annuity Qualification
Diversification And Investor Control. In order to qualify for the tax rules applicable to Annuities described above, the investment assets in the Sub-accounts Nonqualified Annuity must be diversified according to certain rules under the Code. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment, and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the U.S. or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.
An additional requirement for qualification for the tax treatment described above is that we, and not you as the Annuity Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an Annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable Annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.
Required Distributions Upon Your Death for a Nonqualified Annuity. Upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the Annuity must be distributed within five years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). If the Beneficiary does not begin installments within one year of the date of death, no partial withdrawals will be permitted thereafter, and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. Your designated Beneficiary is the person to whom benefit rights under the Annuity pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. For Nonqualified Annuities owned by a non-natural person, the required distribution rules generally apply upon the death of the Annuitant. This means that for an Annuity held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.
Changes To Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an Annuity for tax purposes. Any such changes will apply to all Annuity Owners and you will be given notice to the extent feasible under the circumstances.
QUALIFIED ANNUITIES
In general, as used in this prospectus, a Qualified Annuity is an Annuity with applicable endorsements for a tax-favored plan or a Nonqualified Annuity held by a tax-favored retirement plan.
The following is a general discussion of the tax considerations for Qualified Annuities. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your financial professional prior to purchase to confirm if this Annuity is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this Annuity.
A Qualified Annuity may typically be purchased for use in connection with:
•Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;
•Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;
•A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
•H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code);
•Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);
•Section 457 plans (subject to 457 of the Code).

A Nonqualified Annuity may also be purchased by a 401(a) trust, a custodial IRA or a custodial Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.
You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in Annuities. This means that when a tax favored plan invests in an Annuity, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).
Types of Tax-favored Plans
IRAs. The “IRA Disclosure Statement” and “Roth IRA Disclosure Statement” which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (the material terms are summarized in this prospectus and in those Disclosure Statements), the IRS requires that you have a “Free Look” after making an initial contribution to the Annuity. During this time, you can cancel the Annuity by notifying us in writing, and we will refund the greater of all purchase payments under the Annuity or the Account Value, less any applicable federal and state income tax withholding.
Contribution Limits/Rollovers. Subject to the minimum purchase payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a “rollover” of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the later applicable due date of your federal income tax return, without extension), or as a current year contribution. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation. Go to www.irs.gov for the contribution limits for each year. The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). For IRA rollovers, an individual can only make an IRA to IRA rollover if the individual has not made a rollover involving any IRAs owned by the individual in the prior 12 months. An IRA transfer is a tax-free trustee-to-trustee “transfer” from one IRA account to another. IRA transfers are not subject to this 12-month rule There is no age limitation with regard to contributions to a traditional IRA as long as the earned income requirements are met.
In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.
Required Provisions. Annuities that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
•You, as Owner of the Annuity, must be the “Annuitant” under the contract (except in certain cases involving the division of property under a decree of divorce);
•Your rights as Owner are non-forfeitable;
•You cannot sell, assign or pledge the Annuity;
•The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts or amounts transferred by trustee-to-trustee transfer);
•The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70½ (or age 72, for distributions required to be made after December 31, 2019, with respect to individuals who attain 70 ½ after such date); and
•Death and annuity payments must meet Required Minimum Distribution rules described below.
Usually, the full amount of any distribution from an IRA (including a distribution from this Annuity) which is not a transfer or rollover is taxable. As taxable income, these distributions are subject to the general income tax withholding rules described earlier regarding an Annuity in the Nonqualified Annuity section. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
▪A 10% early withdrawal additional tax described below;
▪Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
▪Failure to take a Required Minimum Distribution, also described below.
SEPs. SEPs are a variation on a standard IRA, and Annuities issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

•If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) the annual employer contribution limit as indexed for inflation, or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer’s SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. Go to www.irs.gov for the current year contribution limit and compensation limit.
•SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
•SEPs that contain a salary reduction or “SARSEP” provision prior to 1997 may permit salary deferrals from employee income. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. with the employer making these contributions to the SEP. However, no new “salary reduction” or “SARSEPs” can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year are permitted to contribute an additional catch up contribution amount. These amounts are indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same “Free Look” period, as you would have if you purchased the Annuity for a standard IRA.
ROTH IRAs. The “Roth IRA Disclosure Statement” contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
•Contributions to a Roth IRA cannot be deducted from your gross income;
•“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59½; (b) after the Owner’s death; (c) due to the Owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
•If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA during your lifetime, and distributions are not required during the owner’s lifetime.
Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a “rollover” of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under Sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a “rollover” of all or any part of the amount of such distribution to a Roth IRA which they establish (a "conversion"). The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution additional tax).
The Code also permits the recharacterization of current year contribution amounts from a traditional IRA, SEP, or SIMPLE IRA into a Roth IRA, or from a Roth IRA to a traditional IRA. Recharacterization is accomplished through a trustee-to-trustee transfer of a contribution (or a portion of a contribution) plus earnings, between different types of IRAs. A properly recharacterized contribution is treated as a contribution made to the second IRA instead of the first IRA. Such recharacterization must be completed by the applicable tax return due date (with extensions).
Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under Sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.
TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) Annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the Annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement subject to specific limits. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional amount. This amount is indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a governmental 457(b) plan. An Annuity may generally only qualify as a TDA if distributions of salary deferrals (other than “grandfathered” amounts held as of December 31, 1988) may be made only on account of:
•Your attainment of age 59½;
•Your severance of employment;
•Your death;
•Your total and permanent disability; or
•Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date), or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the Annuity, or to any “direct transfer” of your interest in the Annuity to another employer’s TDA plan or mutual fund “custodial account” described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to “qualified” retirement plans.
Caution: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer’s approval in written or electronic form.
Late Rollover Self-Certification
You may be able to apply a rollover contribution to your IRA or qualified retirement plan after the 60-day deadline through a self-certification procedure established by the IRS. Please consult your tax or legal adviser regarding your eligibility to use this self-certification procedure. As indicated in this IRS guidance, we, as a financial institution, are not required to accept your self-certification for waiver of the 60-day deadline.
Required Minimum Distributions and Payment Options
If you hold the Annuity under an IRA (or other tax-favored plan), Required Minimum Distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date) and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required Minimum Distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the Annuity. As a result, the Required Minimum Distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.
You can use the Minimum Distribution option to satisfy the Required Minimum Distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the Required Minimum Distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the Annuity as of December 31 of the prior year, but is determined without regard to other Annuities you may own. If a trustee to trustee transfer or direct rollover of the full contract value is requested when there is an active Required Minimum Distribution program running, the Required Minimum Distribution will be removed and sent to the Owner prior to the remaining funds being sent to the transfer institution.
Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.
Charitable IRA Distributions.
Certain qualified IRA distributions used for charitable purposes are eligible for an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA. A qualified charitable distribution is a distribution that is made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70½. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deductions, if any, for charitable contributions. Effective 2020, the amount of your qualified charitable distributions that are excluded from income for a tax year is reduced (but not below zero) by the excess of: (1) the total amount of your IRA deductions allowed for all tax years ending on or after the date you attain age 70½, over (2) the total amount of reductions for all tax years preceding the current tax year.
The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements of the charitable giving incentive. Consistent with the applicable IRS instructions, we report these distributions as normal IRA distributions on Form 1099-R. Individuals are responsible for reflecting the distributions as charitable IRA distributions on their personal tax returns.
Required Distributions Upon Your Death for a Qualified Annuity
Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, any remaining interest must be distributed in accordance with federal income tax requirements. The information provided below applies to Owners who die after 2019. For Owner deaths prior to 2020, please consult your tax advisor regarding the applicable post-death distribution requirements.

•If you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”) or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.
This 10-year post-death distribution period applies regardless of whether you die before your required beginning date, or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death (i.e., a new 10-year distribution period begins).
Instead of taking distributions under the 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence by December 31st of the year after your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of 18 and any remaining interest must be distributed with 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).
If you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, this new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, this new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
If you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be commuted at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Prudential) in order to comply with the post-death distribution requirements.
The new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to an immediate annuity contract or a deferred income annuity contract (including a qualifying lifetime annuity contract, or “QLAC”)) purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.
If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the law can apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries. You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
In addition, these post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 year of the designated beneficiary’s death. Hence, this 10-year rule will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.
•Spousal continuation. If your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.
The post-death distribution requirements are complex and unclear in numerous respects. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Note that in 2014, the U.S. Supreme Court ruled that Inherited IRAs, other than IRAs inherited by the owner’s spouse, do not qualify as retirement assets for purposes of protection under the federal bankruptcy laws.
Until withdrawn, amounts in a Qualified Annuity continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.
10 % Additional Tax for Early Withdrawals from a Qualified Annuity You may owe a 10% additional tax on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59½. Amounts are not subject to this additional tax if:

•the amount is paid on or after you reach age 59½ or die;
•the amount received is attributable to your becoming disabled; or
•generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59½ or five years. Modification of payments or additional contributions to the Annuity during that time period will result in retroactive application of the 10% additional tax.)
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Withholding
For 403(b) Tax Deferred annuities, we will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is “directly” rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, governmental 457(b) plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a governmental 457(b) plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned Annuities or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
•For any annuity payments not subject to mandatory withholding, you will have taxes withheld under the applicable default withholding rules; and
•For all other distributions, we will withhold at a 10% rate.
If no U.S. taxpayer identification number is provided, no election out of withholding will be allowed, and we will automatically withhold using the default withholding rules. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax adviser to find out more information on your potential liability if you fail to pay such taxes. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the U.S., we are required to withhold income tax. There may be additional state income tax withholding requirements.
CARES Act impacts. In 2020, Congress passed the Coronavirus Aid, Relief and Economic Security (CARES) Act. This law includes provisions that impact Individual Retirement Annuities (IRAs), Roth IRAs and employer sponsored qualified retirement plans. While most provisions applied only to 2020, certain items impact future years as well.
Waiver of Required Minimum Distributions (RMDs) for 2020. The requirement to take minimum distributions from defined contribution plans and IRAs was waived for 2020. For deaths occurring before 2020, if the post-death 5-year rule applies, the 5-year period is determined without regard to calendar year 2020 and thus, the 5 year rule is extended by one year. The 1-year election rule for life expectancy payments by an eligible beneficiary is also extended by 1 year so that for a 2019 death, the election for a lifetime payout can be made by December 31, 2021.
Withdrawals from Employer Plans and IRAs, including Roth IRAs. Relief was provided for “coronavirus-related distributions” (as defined by federal tax law) from qualified plans and IRAs. The relief applies to such distributions made at any time on or after January 1, 2020 and before December 31, 2020 and permits recontribution of such distribution to a plan or IRA within three years. The recontribution is generally treated as a direct trustee-to-trustee transfer within 60 days of the distribution. Please note that recontributions to certain plans or IRAs may not be allowed based on plan or contract restrictions.
The distribution must have come from an “eligible retirement plan” within the meaning of Code section 402(c)(8)(B), i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan. The relief was limited to aggregate distributions of $100,000.
Plan Loans. Relief is provided with respect to plan loans taken by any “qualified individual” (as defined by federal tax law) who is affected by the coronavirus in that the due date for any repayment on a loan that otherwise is due between March 27, 2020 (the date of enactment) and December 31, 2020, would be delayed for one year. This also would extend the maximum loan period (normally five years).
ERISA Requirements
ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Annuity. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Annuity. This information has to do primarily with the fees, charges, discounts and other costs related to the Annuity, as well as any commissions paid to any agent selling the Annuity. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.
Other relevant information required by the exemptions is contained in the contract and accompanying documentation.
Please consult with your tax adviser if you have any questions about ERISA and these disclosure requirements.

Spousal Consent Rules for Retirement Plans – Qualified Annuities
If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.
Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a “qualified joint and survivor annuity” (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an Annuity for your spouse’s lifetime and is called a “qualified pre-retirement survivor annuity” (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.
Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an Annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.
IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.
ADDITIONAL CONSIDERATIONS
Reporting and Withholding for Escheated Amounts
Revenue Rulings 2018-17 and 2020-24 provide that an amount transferred from an IRA or 401(a) qualified retirement plan to a state’s unclaimed property fund is subject to federal income tax withholding at the time of transfer. The amount transferred is also subject to federal tax reporting. Consistent with these Rulings, we will withhold federal and state income taxes and report to the applicable Owner or Beneficiary as required by law when amounts are transferred to a state’s unclaimed property fund.
Gifts and Generation-skipping Transfers
If you transfer your Annuity to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37½ years younger than you, there may be generation-skipping transfer tax consequences.
Civil Unions and Domestic Partnerships
U.S. Treasury Department regulations provide that for federal tax purposes, the term “spouse” does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult with your tax or legal adviser before electing the Spousal Benefit for a civil union partner or domestic partner.

OTHER INFORMATION
HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our website at https://www.prudential.com/personal/annuities/annuity-prospectuses or any other electronic means. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, systematic withdrawals (including 72(t) payments and required minimum distributions), bank drafting, dollar cost averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report.
Any errors or corrections on transactions for your Annuity must be reported to us at our Office as soon as possible to assure proper accounting to your Annuity. For transactions that are confirmed immediately, we assume all transactions are accurate unless you notify us otherwise within 30 days from the date you receive the confirmation. For transactions that are first confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 30 days from the date you receive the quarterly statement. All transactions confirmed immediately or by quarterly statement are deemed conclusive after the applicable 30-day period. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our website or other electronic means.
WHO IS PRUCO LIFE?
Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is a direct wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that Pruco Life owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit (e.g., the Guaranteed Income Amount) exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. As Pruco Life's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.
Service Providers
Pruco Life conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by Pruco Life may change over time. As of December 31, 2021, non-affiliated entities that could be deemed service providers to Pruco Life and/or an affiliated insurer within the Pruco Life business unit consisted of those set forth in the table below.

Name of Service Provider	Services Provided	Address
Broadridge Investor Communication	Proxy services and regulatory mailings	51 Mercedes Way, Edgewood, NY 11717
EDM Americas	Records management and administration of annuity contracts	301 Fayetteville Street, Suite 1500, Raleigh, NC 27601
EXL Service Holdings, Inc	Administration of annuity contracts	350 Park Avenue, 10th Floor, New York, NY 10022
Guidehouse	Claim related services	150 North Riverside Plaza, Suite 2100, Chicago, IL 60606
National Financial Services	Clearing firm for Broker Dealers	82 Devonshire Street Boston, MA 02109
Open Text, Inc	Fax Services	100 Tri-State International Parkway, Lincolnshire, IL 60069
PERSHING LLC	Clearing firm for Broker Dealers	One Pershing Plaza, Jersey City, NJ 07399
The Depository Trust Clearinghouse Corporation	Clearing and settlement services for Distributors and Carriers.	55 Water Street, 26th Floor, New York, NY 10041
Thomson Reuters	Tax reporting services	3 Times Square New York, NY 10036
Universal Wilde	Composition, printing, and mailing of contracts and benefit documents	26 Dartmouth Street, Westwood, MA 02090
Venio Systems LLC	Claim related services	4031 University Drive, Suite 100, Fairfax, VA 22030
WHAT ARE THE SEPARATE ACCOUNTS?
The Separate Account. We have established a Separate Account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the Annuities. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life and legally belong to us. Pruco Life segregates the Separate Account assets from all of its other assets. Thus, Separate Account assets that are held in support of the contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life. The obligations under the Annuity are those of Pruco Life, which is the issuer of the Annuity and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.
In addition to rights that we specifically reserve elsewhere in this prospectus, we reserve the right to perform any or all of the following:
•offer new Sub-accounts, eliminate Sub-accounts, substitute Sub-accounts or combine Sub-accounts;
•close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates;
•combine the Separate Account with other separate accounts;
•deregister the Separate Account under the Investment Company Act of 1940;
•manage the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;
•make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other changes to the Securities and Exchange Commission’s interpretation thereof;
•establish a provision in the Annuity for federal income taxes if we determine, in our sole discretion, that we will incur a tax as the result of the operation of the Separate Account;
•make any changes required by federal or state laws with respect to annuity contracts; and
•to the extent dictated by any underlying Portfolio, impose a redemption fee or restrict transfers within any Sub-account.
We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying Portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.
If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available money market fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a money market fund for any continued and future investments.
The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The general account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.
Cyber Security Risks. We provide information about cyber security risks associated with this Annuity in the Statement of Additional Information.
WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUND?
The underlying Portfolio is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying Portfolio are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.
Voting Rights
We are the legal owner of the shares of the underlying Portfolios in which the Sub-accounts invest. However, under current SEC rules, you have voting rights in relation to Account Value allocated to the Sub-accounts. If an underlying Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their Annuity. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Portfolio held within the Separate Account are legally owned by us, we intend to vote all of such shares when that underlying Portfolio seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying Portfolio’s shareholder meeting and toward the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Owners who actually vote will determine the ultimate outcome.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available variable investment options or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available variable investment options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Owner voting instructions, we will advise Owners of our action and the reasons for such action in the next available annual or semi-annual report.
We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying Portfolio that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.
Similar Funds
The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under variable annuity contracts and variable life insurance policies are managed by the same adviser or subadviser as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account.
Material Conflicts
In the future, it may become disadvantageous for separate accounts of variable life insurance and variable annuity contracts to invest in the same underlying Portfolios. Neither the companies that invest in the Portfolios nor the Portfolios currently foresee any such disadvantage. The Board of Directors for each Portfolio intends to monitor events in order to identify any material conflict between variable life insurance policy owners and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:
1.changes in state insurance law;
2.changes in federal income tax law;
3.changes in the investment management of any variable investment options; or
4.differences between voting instructions given by variable life insurance policy owners and variable annuity contract owners.
Fees and Payments Received by Pruco Life
As detailed below, Pruco Life and our affiliates receive substantial payments from the underlying Portfolios and/or related entities, such as the Portfolios’ advisers and subadvisers. Because these fees and payments are made to Pruco Life and our affiliates, allocations you make to the underlying Portfolios benefit us financially. In selecting Portfolios available under the Annuity, we consider the payments that will be made to us.
We receive Rule 12b-1 fees which compensate our affiliate, Prudential Annuities Distributors, Inc., for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Owners invested in the Portfolios). These fees are paid by the underlying Portfolio out of each Portfolio’s assets and are therefore borne by Owners.
We also receive administrative services payments from the Portfolios or the advisers of the underlying Portfolios or their affiliates, which are referred to as “revenue sharing” payments. The maximum combined 12b-1 fees and revenue sharing payments we receive with respect to a Portfolio are generally equal to an annual rate of 0.55% of the average assets allocated to the Portfolio under the Annuity (in certain cases, however, this amount may be equal to annual rate of 0.60% of the average assets allocated to the Portfolio). We expect to make a profit on these fees and payments and consider them when selecting the Portfolios available under the Annuity.
In addition, an adviser or subadviser of a Portfolio or a distributor of the Annuity (not the Portfolios) may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms’ registered representatives, and creating marketing material discussing the Annuity, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation. We may also consider these payments and reimbursements when selecting the Portfolios available under the Annuity. For the annual period ended December 31, [2021], with regard to the total annual amounts that were paid (or as to which a payment amount was accrued) under the kinds of arrangements described in this paragraph, the amounts for any particular adviser, subadviser or distributor ranged from $[1,500.00] to $[246,998.00] These amounts relate to all individual variable annuity contracts issued by Pruco Life or its affiliates, not only the Annuity covered by this prospectus.
In addition to the payments that we receive from underlying Portfolios and/or their affiliates, those same Portfolios and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.
WHO DISTRIBUTES ANNUITIES OFFERED BY PRUCO LIFE?
Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products and the AST Portfolios. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). PAD enters into distribution agreements with both affiliated and unaffiliated broker-dealers who are registered under the Exchange Act (collectively, “Firms”). The affiliated broker/dealer, Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuity and variable life insurance (among other products) through its registered representatives. Applications for each Annuity are solicited by registered representatives of the Firms. PAD utilizes a network of its own registered representatives to wholesale the Annuities to Firms. Because the Annuity offered through this prospectus is an insurance product as well as a security, all registered representatives who sell the Annuity are also appointed insurance agents of Pruco Life.
In connection with the sale and servicing of the Annuity, Firms may receive cash compensation and/or non-cash compensation. Cash compensation includes discounts, concession, fees, service fees, commissions, asset based sales charges, loans, overrides, or any cash employee benefit received in connection with the sale and distribution of variable contracts. Non-cash compensation includes any form of compensation received in connection with the sale and distribution of variable contracts that is not cash compensation, including but not limited to merchandise, gifts, travel expenses, meals and lodging.
Under the selling agreements, cash compensation in the form of commissions is paid to Firms on sales of the Annuity according to one or more schedules. The selling registered representative will receive all or a portion of the cash compensation, depending on the practice of his or her Firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5%. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Account Value. We may also provide cash compensation to the distributing Firm for providing ongoing service to you in relation to the Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain Pruco Life products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the Firm.
In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the Firm's registered representatives), we, or PAD, may enter into non-cash compensation arrangements with certain Firms with respect to certain or all registered representatives of such Firms under which such Firms may receive fixed payments or reimbursement. These types of fixed payments are made directly to or in sponsorship of the Firm and may include, but are not limited to payment for: training of sales personnel; marketing and/or administrative services and/or other services they provide to us or our affiliates; educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations, systems and other support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; conferences (national, regional and top producer); sponsorships; speaker fees; promotional items; a dedicated marketing coordinator; priority sales desk support; expedited marketing compliance approval and preferred programs to PAD; and reimbursements to Firms for marketing activities or other services provided by third-party vendors to the Firms and/or their registered representatives. To the extent permitted by FINRA rules and other applicable laws and regulations, we or PAD may also pay or allow other promotional incentives or payments in other forms of non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of due diligence events). Under certain circumstances, Portfolio advisers/subadvisers or other organizations with which we do business (“Entities”) may also receive incidental non-cash compensation, such as meals and nominal gifts. The amount of this non-cash compensation varies widely because some may encompass only a single event, such as a conference, and others have a much broader scope.
Cash and/or non-cash compensation may not be offered to all Firms and Entities and the terms of such compensation may differ between Firms and Entities. In addition, we or our affiliates may provide such compensation, payments and/or incentives to Firms or Entities arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
The lists below include the names of the Firms and Entities that we are aware (as of December 31, 2021) received compensation with respect to our annuity business generally during 2021 (or as to which a payment amount was accrued during 2021). The Firms and Entities listed include those receiving non-cash and/or cash compensation (as indicated below) in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. The Annuity also is distributed by other selling Firms that previously were appointed only with our affiliate Prudential Annuities Life Assurance Corporation (“PALAC”). Such other selling Firms may have received compensation similar to the types discussed above with respect to their sale of PALAC annuities. In addition, such other selling Firms may, on a going forward basis, receive substantial compensation that is not reflected in this 2021 retrospective depiction. During 2021, non-cash compensation received by Firms and Entities ranged from [$37.46] to [$3,298,342.95]. During 2021, cash compensation received by Firms ranged from [$4.40] to [$12,514,361.56].

All of the Firms and Entities listed below received non-cash compensation during 2021. In addition, Firms in bold also received cash compensation during 2021.

1st Global Capital Corp.	CFD Investments, Inc.	MML Investors Services, Inc.
3 Mark Financial Texas, Inc.	Chesapeake Brokerage, LLC.	Money Concepts Capital Corp.
Aaron Advantage Agency	Citigroup Global Markets Inc.	Morgan Stanley Smith Barney
Advantage Insurance Network, Inc.	Citizens Securities, Inc.	National Securities Corp.
Advisor Group	COMERICA SECURITIES, INC.	New York Life Insurance Company
Advisors Excel, LLC	Commonwealth Financial Network	Newbridge Securities Corp.
Aegon Transamerica	Concord Financial Advisors	Next Financial Group, Inc.
AimcoR Group	Crown Capital Securities, L.P.	OneAmerica Securities, Inc.
AIP Marketing Alliance, Inc.	Crump	OPPENHEIMER & CO, INC.
ALHA	CUNA Brokerage Svcs, Inc.	Packerland Brokerage Svcs, Inc
Allegis Insurance Agency, Inc.	CUSO Financial Services, L.P.	Park Avenue Securities, LLC
Allianz	David Lerner and Associates	Parkland Securities
Allstate Financial Srvcs, LLC	Edward Jones & Co.	Pinnancle Investments, LLC
American Financial Associates	Equity Services, Inc.	PNC Investments, LLC
American Independent Securities Group, LLC	Fidelity Investments	ProEquities
AMERICAN PORTFOLIO FIN SVCS INC	First Citizens Bank	Prospera Financial Services, Inc.
Ameriprise Financial, Inc.	Fortune Financial Services, Inc.	Prudential Annuities
Ameritas Investment Corp.	Founders Financial Securities, LLC	Purshe Kaplan Sterling Investments
APW Capital, Inc.	FSC Securities Corp.	Raymond James Financial Svcs
Aquafil S.P.A.	FTB Advisors, Inc.	RBC CAPITAL MARKETS CORPORATION
Arete Wealth Management	GamePlan Financial Marketing, LLC.	RNR Securities, L.L.C.
Arkadios Capital	Garden State Securities, Inc.	Robert W. Baird & Co., Inc.
Arthur J. Gallagher	Geneos Wealth Management, Inc.	Royal Alliance Associates
Ash Brokerage Corporation	Goldman Sachs & Co.	SA Stone Wealth Management
Atlas Financial Partners, LLC	Gradient Securities, LLC	SAGEPOINT FINANCIAL, INC.
Ausdal Financial Partners, Inc.	GWN Securities, Inc.	Scott & Stringfellow
AXA Advisors, LLC	H. Beck, Inc.	Securian Financial Svcs, Inc.
Ballew Investments	H.D. Vest Investment	Securities America, Inc.
BankersLife Securities	Hantz Financial Services, Inc.	Securities Service Network
BB&T Investment Services, Inc.	Harbour Investment, Inc.	Sigma Financial Corporation
BBVA Compass Investment Solutions, Inc.	HSBC	Stifel Nicolaus & Co.
BCG Securities, Inc.	Independent Financial Grp, LLC	SunTrust Investment Services, Inc.
Becker Suffern McLanahan, Ltd.	Infinex Financial Group	T. Rowe Price Group, Inc.
Belman Klein Associates, LTD	Investacorp	TFS Securities, Inc.
Benson Blackburn	J.J.B. Hilliard Lyons, Inc.	The Investment Center
Berson-Sokol Agency, Inc.	J.P. Morgan	The Prudential Insurance Company of America
Berthel Fisher & Company	J.W. Cole Financial, Inc.	TransAmerica Financial Advisors, Inc.
BlackRock Financial Management Inc.	Janney Montgomery Scott, LLC.	Triad Advisors, Inc.
Borden Hamman Agency, Inc.	Kestra Financial, Inc.	UBS Financial Services, Inc.
Cadaret, Grant & Co., Inc.	KMS Financial Services, Inc.	United Planners Fin. Serv.
Calton & Associates, Inc	Kovack Securities, Inc.	US Bank
Cambridge Investment Research, Inc.	Lincoln Financial Advisors	VOYA Financial Advisors
Cantella & Co., Inc.	Lincoln Financial Securities Corporation	WADDELL & REED INC.
CAPE SECURITIES, INC.	Lincoln Investment Planning	Wells Fargo Advisors LLC
Capital Analysts	Lion Street	WELLS FARGO ADVISORS LLC - WEALTH
Capital Financial Services	LPL Financial Corporation	Wells Fargo Investments LLC
Capital Investment Group, Inc.	M Holdings Securities, Inc	Woodbury Financial Services
Capitas Financial LLC	M&T Securities
Centaurus Financial, Inc.	Mercer Allied Company L.P.
Cetera Advisor Network LLC	Merrill Lynch

The Firms listed below received cash compensation during 2021 but did not receive any non-cash compensation.

ASSOCIATED SECURITIES CORP
BFT Financial Group, LLC
WATERSTONE FINANCIAL GROUP INC
Mutual Service Corporation
You should note that Firms and individual registered representatives and branch managers with some Firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuities than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you or to the Separate Account. Cash and non-cash compensation varies by annuity product, and such differing compensation could be a factor in which annuity a financial professional recommends to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.
FINANCIAL STATEMENTS
The financial statements of the Separate Account and Pruco Life are included in the Statement of Additional Information.
LEGAL PROCEEDINGS
As of the date of this prospectus, none of Pruco Life, the Separate Account or Prudential Annuities Distributors, Inc. is a party to any material legal proceedings outside of the ordinary routine litigation incidental to the business. Although Pruco Life and its affiliates are involved in pending and threatened legal proceedings in the normal course of its business, we do not anticipate that the outcome of any such legal proceedings will have a material adverse effect on the Separate Account, or Pruco Life's’ ability to meet its obligations under the Annuity, or the ability of Prudential Annuities Distributors, Inc. to meet its obligations related to the Annuity.
HOW TO CONTACT US
Please communicate with us using the telephone number and addresses below for the purposes described. Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
Prudential’s Customer Service Team
Call our Customer Service Team at 1-888-PRU-2888 during normal business hours.
Internet
Access information about your Annuity through our website: https://www.prudential.com
Correspondence Sent by Regular Mail
Prudential Annuities Service Center
P.O. Box 7960
Philadelphia, PA 19176
Correspondence Sent by Overnight*, Certified or Registered Mail
Prudential Annuities Service Center
2101 Welsh Road
Dresher, PA 19025
*Please note that overnight correspondence sent through the United States Postal Service may be delivered to the P.O. Box listed above, which could delay receipt of your correspondence at our Service Center. Overnight mail sent through other methods (e.g., Federal Express, United Parcel Service) will be delivered to the address listed below.
Correspondence sent by regular mail to our Service Center should be sent to the address shown above. Your correspondence will be picked up at this address and then delivered to our Service Center. Your correspondence is not considered received by us until it is received at our Service Center. Where this prospectus refers to the day when we receive a Purchase Payment, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last requirement needed for us to process that item) arrives in complete and proper form at our Service Center or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives at our Service Center (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
You can obtain account information by calling our automated response system and at www.prudential.com, our website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your financial professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudential.com, our website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.
This prospectus is being provided for informational or educational purposes only and does not consider the investment objectives or financial situation of any Annuity owner. The information is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. Annuity owners seeking information regarding their particular investment needs should contact a financial professional.
PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.

Appendix A - Portfolio Available Under the Annuity
The following is the Portfolio available under the Annuity. More information about the Portfolio is available in the prospectus for the Portfolio, which may be amended from time to time and can be found online at https://www.prudential.com/personal/annuities/annuity-prospectuses. You can also request this information at no cost by calling 1-800-346-3778 or by sending an email to service@prudential.com.
The current expenses and performance information below reflects fee and expenses of the Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. The Portfolio’s past performance is not necessarily an indication of future performance.

Fund Type	Portfolio Company and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1-Year	5-Year	10-Year
Fixed Income	AST Multi-Sector Fixed Income Portfolio PGIM Fixed Income PGIM Limited	0.72%
PGIM Fixed Income is a business unit of PGIM, Inc.
PGIM Investments LLC manages each of the portfolios of the Advanced Series Trust (AST).  AST Investment Services, Inc. serves as co-manager, along with PGIM Investments LLC, to many of the portfolios of AST.

A-1

APPENDIX B – SPECIAL CONTRACT PROVISIONS FOR ANNUITIES
ISSUED IN CERTAIN STATES
Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below.

State	State Variation
California
Contingent Deferred Sales Charge is referred to as Surrender Charge.
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no restriction on ownership changes or assignments. However, your right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.
In the "Surrenders" section of this prospectus under "Medically-Related Surrenders," Medically-Related Surrenders are not available.

Connecticut
In the “Surrenders” section of this prospectus under “Medically-Related Surrenders.” Medically-Related Surrenders are not available.
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes only applies if the proposed new owner is a structured settlement company or institutional investor.

Florida
In the “Annuity Options” section of the prospectus, there is a one Year waiting period for Annuitization.
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no restriction on ownership changes or assignments. However, your right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.
With respect to those who are 65 years or older on the date of purchase, in no event will the Contingent Deferred Sales Charge exceed 10% in accordance with Florida law.

Massachusetts
In the “Annuity Options” section of the prospectus, the Annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under annuity option or any lifetime withdrawal option benefit.
In the “Surrenders” section of this prospectus under “Medically-Related Surrenders,” Medically-Related Surrenders are not available.

Montana
In the “Annuity Options” section of this prospectus, the annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.

New Jersey
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes and assignments only applies if the proposed new owner is a structure settlement company or institutional investor.
In the “Annuity Options” section of this prospectus, the minimum annuity payment and minimum Surrender Value at the time of Annuitization is not applicable

New Mexico	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in New Mexico
North Carolina	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in North Carolina
Oregon
In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Oregon.
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity

Pennsylvania
In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Pennsylvania. In the event that a premium tax becomes applicable, we will notify you of the amount of the tax and its effect upon any payments to be made

Texas
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity.
In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Texas.
In the “Annuity Options” section of this prospectus, the minimum annuity payment is $20 per month

B-1

PPENDIX C – DEFINED INCOME BENEFIT SAMPLE CALCULATIONS
The initial Guaranteed Income Amount (GIA) is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. Additional Purchase Payments will increase the GIA by applying the amount of the Purchase Payment to the applicable Income Percentage (based on the attained age of the youngest Designated Life) on the date the Purchase Payment is allocated to your Annuity.
For the applicable Income Percentage rates associated with any additional Purchase Payments made after the Issue Date, please see the rates disclosed in the applicable Rate Sheet Prospectus Supplement, or contact us or your financial professional. You may make additional Purchase Payments to your Annuity at any time within the first 90 days after Issue Date.
The following examples are purely hypothetical and are for illustrative purposes only. They are intended to provide examples of how we would calculate the Guaranteed Income Amount based on the Income Percentages and Income Growth Rate provided in the prospectus or a Rate Sheet Prospectus Supplement. They also assume that the application was signed, received, and funded within the parameters disclosed in the prospectus or on the Rate Sheet Prospectus Supplement. The hypothetical examples are also designed to show how the Rate Sheet Prospectus Supplement may change from month to month for newly issued Annuities. Please note that once your Annuity is issued, the assigned rates will not change. Please also note, your GIA would be different than the examples shown below depending on the Income Percentage and Income Growth Rate effective at the time you sign your application, your age at the time of the initial Purchase Payment is applied, the amount of your initial Purchase Payment, and whether you have elected the single or spousal version.
Hypothetical Rate Sheet Prospectus Supplement Examples:
Rate Sheet Prospectus Supplement effective between June 1, and June 30

Attained Age	Income Percentage	Income Growth Rate
60	4.50%	5.00% (for all ages)
61	4.60%
62	4.70%
63	4.80%
64	4.90%
65	5.00%
Scenario 1, calculating the GIA based on a single Purchase Payment:
Application Signed Date: June 24
Issue Date: July 5 of the same calendar year in which the application was signed
Purchase Payment Received: $100,000
Age: 62
The Income Percentages and Income Growth Rate are set based on the rates effective between June 1 and June 30. As a result, the initial Income Percentage will be 4.70% and the Income Growth Rate assigned to the Annuity will be 5.00%. The initial Guaranteed Income Amount is $4,700, which is determined by multiplying the Account Value on the Issue Date ($100,000) by the applicable Income Percentage (4.70%).
Rate Sheet Prospectus Supplement effective between July 1 and July 31

Attained Age	Income Percentage	Income Growth Rate
60	4.70%	5.50% (for all ages)
61	4.80%
62	4.90%
63	5.00%
64	5.10%
65	5.20%
Scenario 2, calculating the GIA based on a single Purchase Payment, and one additional Purchase Payment:
Application Signed Date: July 15
Issue Date: July 17 of the same calendar year in which the application was signed
Purchase Payments Received:
•$100,000 on the Issue Date
•Additional Purchase Payment of $10,000 on October 17 of the same calendar year
C-1

Age on the Issue Date: 62
The Income Percentages and Income Growth Rate are set based on the rates effective between July 1 and July 31. As a result, the initial Income Percentage will be 4.90% and the Income Growth Rate assigned to the annuity will be 5.50%.
The initial Guaranteed Income Amount will be $4,900, which is determined by multiplying Account Value on the Issue Date ($100,000) by the Income Percentage (4.90%).
When the additional Purchase Payment of $10,000 is deposited exactly three months later, the Designated Life is now age 63. The increase to the GIA will continue to be based on the Rate Sheet Prospectus Supplement effective between July 1 and July 31. In this scenario, the current GIA would be increased by $500 since the Income Percentage assigned to the $10,000 additional Purchase Payment was 5% based on the attained age of 63.
To calculate the new GIA for the Annuity after the additional Purchase Payment, we would first take the current GIA of $4,989.21 (the initial $4,900 GIA that has increased by 5.5% Income Growth Rate for four months). We would then add the $500 GIA increase that was applicable to the additional Purchase Payment, resulting in a new total GIA of $5,489.21.
Scenario 3, calculating the GIA based on a single Purchase Payment, where the Designated Life has attained a new age between the date the application was signed and subsequently issued:
Application Signed Date: July 1
Issue Date: July 12 of the same calendar year in which the application was signed
Purchase Payment(s) Received: $100,000
Age: 64 on the application signed date, turning age 65 prior to the Issue Date
The Income Percentage and Income Growth Rate are set based on the rates effective between July 1 and July 31. As a result, the initial Income Percentage will be 5.20% and the Income Growth Rate assigned to the annuity will be 5.50%.
The initial Guaranteed Income Amount will be $5,200, which is determined by multiplying the Account Value on the Issue Date ($100,000) by the Income Percentage (5.20%).
Scenario 4, your application was either received or funded beyond the time frames disclosed on your Rate Sheet Prospectus Supplement: The Annuity would not be issued as the application was either not received in Good Order or the Annuity was not funded within the time frames disclosed on your Rate Sheet Prospectus Supplement. As a result, you would need to submit additional paperwork if you still wish to purchase the Annuity. Your Annuity would be eligible to receive the then current rates that are being offered on the Rate Sheet Prospectus Supplement (as of the date you signed the form), which could be higher or lower than the rates on the date you had first signed the Annuity application.

C-2

MAILING
This prospectus describes the important features of the Annuity and provides information about Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, or “us”) and the Pruco Life Flexible Premium Variable Annuity Account (Separate Account).
We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (SAI) that includes additional information about the Annuity, Pruco Life and the Separate Account. The SAI is incorporated by reference into this prospectus. The SAI is available from us, without charge, upon request. To request a copy of the SAI, to ask about your Annuity, or to make other investor inquiries, please call 1-888-PRU-2888. The SAI is also available at our website, https://www.prudential.com/personal/annuities/annuity-prospectuses.
We file periodic reports and other information about the Annuity and the Separate Account as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777

Edgar Contract Identifier: C000122186	PDIPROS

PART B
PRUDENTIAL DEFINED INCOME (PDI) VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION: [_______, 2022]
PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
The variable annuity contract listed above (Annuity) is issued by PRUCO LIFE INSURANCE COMPANY ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account").

TABLE OF CONTENTS

PAGE
GENERAL INFORMATION	#SectionPage#
Pruco Life Insurance Company	#SectionPage#
Pruco Life Flexible Premium Variable Annuity Account	#SectionPage#
PRINCIPAL UNDERWRITER/DISTRIBUTOR - PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.	#SectionPage#
OTHER SERVICE PROVIDERS	#SectionPage#
MISSTATEMENT OF AGE OR SEX	#SectionPage#
CYBER SECURITY AND BUSINESS CONTINUITY RISKS	#SectionPage#
FINANCIAL STATEMENTS	#SectionPage#
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. THE PROSPECTUS DATED [____, 2022] CONTAINS INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO PRUDENTIAL ANNUITIES SERVICE CENTER, P.O. BOX 7960, PHILADELPHIA, PA 19176 OR TELEPHONE 1-888-PRU-2888. YOU MAY ACCESS THE PROSPECTUS ON OUR WEBSITE AT WWW.PRUDENTIAL.COM/PERSONAL/ANNUITIES/ANNUITY-PROSPECTUSES.
1

PART C
OTHER INFORMATION
ITEM 27. EXHIBITS:
(a)    Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(b)    Not Applicable.
(c) (1)    Distribution and Principal Underwriting Agreement by and among Pruco Life Insurance Company (Depositor) and Prudential Annuities Distributors, Inc. "PAD" (Underwriter). Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-130989, filed December 18, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(2)    Specimen Affiliated Insurer Amendment to Selling Agreement. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162673, filed February 3, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(3)    List of Broker Dealers selling under Original Selling Agreement. Incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 333-162673, filed April 19, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(4)    List of Broker Dealers that executed Amendment to Selling Agreement. Incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 333-162673, filed April 19, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(d) (1)    Specimen Variable Annuity Contract (including schedule pages) (P-BBND(2/13)). Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4, Registration No. 333-184541, filed January 31, 2013 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(2)    Specimen Lifetime Income with Death Benefit Rider (P-RID-LI-DB(5/14)). Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4, Registration Statement No. 333-184541, filed January 28, 2014 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(3)    Specimen Medically Related Surrender Endorsement (P-END-MRS(2/13)). Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4, Registration No. 333-184541, filed January 31, 2013 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(4)    Specimen Individual Retirement Annuity Endorsement P-END-IRA (2/10). Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(5)    Specimen Roth Individual Retirement Annuity Endorsement P-END-ROTH (2/10). Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(6)    Specimen Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN (2/10). Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(7)    Specimen Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN (2/10). Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(8)    Specimen 403(b) Annuity Endorsement (P-END-403 (2/10). Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(9)    Amendatory Tax Endorsement Incorporated by reference to Post-Effective Amendment No.1 to Form N-4, Registration Statement No.333-184541, filed April 12, 2013 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(e)    Application for Variable Annuity Contract (P-BBND-APP (2/13)). Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4, Registration No. 333-184541, filed January 31, 2013 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(f) (1)    Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
(2)    By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. Incorporated by reference to Form 10-Q, as filed August 15, 1997, on behalf of Pruco Life Insurance Company.
(g)    Not Applicable.
(h) (1)    AST Fund Participation Agreement dated May 1, 2005, as amended and restated June 8, 2005, by and among Pruco Life Insurance Company, American Skandia Trust, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc. and Prudential Investment Management Services LLC. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162673, filed February 3, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(2)    Shareholder Information Agreement (Sample Rule 22C-2) Incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 333-130989, filed April 19, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(3)    Amendment effective as of February 25, 2013 to Fund Participation Agreement between Advanced Series Trust, Prudential Investments LLC, AST Investment Services, Inc., Prudential Annuities Distributors, Inc., Prudential Investment Management Services LLC and Pruco Life Insurance Company. Incorporated by reference to Post-Effective Amendment No.1 to Form N-4, Registration Statement No.333-184541, filed April 12, 2013 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(i)    Not Applicable.
(j)    Not Applicable.
(k)    Opinion of Counsel. Incorporated by reference to Post-Effective Amendment No. 17 to Registration No. 333-184541, filed April 5, 2021 on behalf of Pruco Life Flexible Premium Variable Annuity Account.
(l)(1)    Written Consent of Independent Registered Public Accounting Firm. To Be Filed By Amendment..
(2)    Powers of Attorney: Dylan J. Tyson, Susan M. Mann, Markus Coombs, Nandini Mongia, Candace J. Woods, Caroline A. Feeney and Salene Hitchcock-Gear. Filed Herewith
(m)    Not Applicable.
(n)    Not Applicable.
(0)    Not Applicable.